Filed Pursuant to Rule 424(b)(2)
Registration No. 333-283462
PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED NOVEMBER 26, 2024

17,740,040 Class B Ordinary Shares, including
Class B Ordinary Shares represented by American Depositary Shares
Subscription Rights to Purchase Class B Ordinary Shares represented by American Depositary Shares
Grupo Financiero Galicia S.A.
We, Grupo Financiero Galicia S.A., a sociedad anónima organized under the laws of the Republic of Argentina, are distributing at no charge to holders of American Depositary Shares (“ADSs”) representing our Class B ordinary shares, par value Ps.1.00 per share (“Class B ordinary shares”), non-transferable subscription rights to purchase additional ADSs representing additional Class B ordinary shares. Each ADS represents 10 of our Class B ordinary shares. You will receive 0.01117 subscription right for each ADS owned at 5:00 p.m., New York City time, on January 21, 2025 (the “record date”). Each subscription right entitles the holder of the subscription rights to purchase one ADS at the subscription price of $53.87 per ADS, which includes an issuance fee of $0.05 for each new ADS.
On December 6, 2024, we completed the purchase from HSBC Latin America B.V. (“HSBC”) of its equity stakes in its subsidiaries in Argentina and our acquisition of HSBC’s banking, asset management, and insurance businesses in Argentina (the “Acquisition”) pursuant to the share purchase agreement dated April 9, 2024 (the “Share Purchase Agreement”), by and among us, Banco de Galicia y Buenos Aires S.A.U., HSBC Latin America B.V. and HSBC Latin America Holdings (UK) Limited (together with HSBC Latin America B.V., the “Sellers”). 11,382,161 ADSs, representing 113,821,610 of our class B ordinary shares were issued (for which our existing shareholders’ preferential subscription rights were suspended in compliance with applicable regulations) as consideration for the Acquisition on December 6, 2024.
Pursuant to the terms of the Share Purchase Agreement, we have agreed to deliver 1,774,004 additional ADSs to the Sellers as a purchase price adjustment for the Acquisition. In connection therewith, our existing shareholders are entitled to preferential rights, including preemptive rights and accretion rights, to subscribe to our capital increase resulting from such additional issuance of ADSs. Accordingly, we plan to conduct a rights offering in Argentina to enable our existing shareholders to exercise their preferential rights, which will occur concurrently with this offering. The preferential subscription period is expected to expire on the expiration date (as defined herein). The offering pursuant to the preferential rights (except with respect to the Class B ordinary shares underlying ADSs) has not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the preferential rights may not be offered to our shareholders in the United States. This offering is conditioned upon the consummation of the offering pursuant to the preferential rights. The proceeds from this offering, less fees and expenses incurred in connection therewith, together with the proceeds from the concurrent rights offering in Argentina, will be used to fund, directly or indirectly, the purchase price adjustment payable in connection with the Acquisition. See “Use of Proceeds.”
The subscription rights are not transferable, and there will be no public market for the subscription rights. The subscription rights will be distributed and exercisable beginning on the date hereof. The subscription rights will expire and will have no value if they are not exercised prior to the expiration date of the rights offering, which is currently expected to be 5:00 p.m. Eastern Time, on February 6, 2025 (the “expiration date”), unless we, in our sole discretion and subject to applicable regulations, extend the period for exercising the subscription rights. You should carefully consider whether or not to exercise your subscription rights before the expiration date.
We are distributing the subscription rights and offering the underlying securities directly to you. We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of rights in the rights offering and no commissions, fees or discounts will be paid in connection with the rights offering. The Bank of New York Mellon (“BNYM”) is acting as the rights agent for the rights offering. BNYM is also the Depositary with respect to the ADSs.
The ADSs are listed on the Nasdaq Capital Market (the “NASDAQ”) under the symbol “GGAL.” On January 17, 2025, the last reported sale price of the ADSs was US$67.07 per ADS on the NASDAQ. In addition, our Class B ordinary shares are listed on the Bolsas y Mercados Argentinos S.A. (the “BYMA”) and on the Mercado Abierto Electrónico S.A. (the “MAE”) under the symbol “GGAL.” On January 17, 2025, the last reported sale price of our Class B ordinary shares was Ps.8,490 per share on the BYMA.
You should carefully consider whether to exercise your subscription rights before the expiration of the rights offering. All exercises of subscription rights are irrevocable. Our board of directors is making no recommendation regarding your exercise of the subscription rights. The exercise of your subscription rights for ADSs representing our Class B ordinary shares involves risks. You should carefully read “Item 3.D. Risk Factors” in our Form 20-F (as defined below), which is incorporated herein by reference as well as the information set forth under the caption “Risk Factors” beginning on page S-12 of this prospectus supplement, for more information.
The offering of our Class B ordinary shares in Argentina has been approved by the Argentine securities regulator (Comisión Nacional de Valores, or the “CNV”). Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulators have approved or disapproved the securities offered by this prospectus supplement, or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 22, 2025.

S
TABLE OF CONTENTS
Prospectus Supplement
Prospectus
S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
This prospectus supplement is a supplement to the accompanying prospectus. This prospectus supplement and the accompanying prospectus are parts of a registration statement that we filed with the SEC using a shelf registration process. Under this shelf registration process, we may sell from time to time an unspecified amount of any combination of securities described in the accompanying prospectus in one or more offers such as this offering. The accompanying prospectus provides you with a general description of the securities we may offer. This prospectus supplement provides you with specific information about the ADSs and the underlying Class B ordinary shares we are offering in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us and other information you should know before investing. Generally, when we refer only to the “prospectus,” we are referring to both parts combined, and when we refer to the “accompanying prospectus” we are referring to the accompanying prospectus.
This prospectus supplement also adds to, updates and changes information contained in the accompanying prospectus. To the extent the information in this prospectus supplement is different from that in the accompanying prospectus, you should rely on the information in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the caption “Incorporation of Certain Information by Reference” in this prospectus supplement and the accompanying prospectus, before investing in the ADSs and the underlying Class B ordinary shares.
GENERAL INFORMATION
Grupo Financiero Galicia S.A. is a financial services holding company incorporated in Argentina as a sociedad anónima (stock corporation). As used in this prospectus supplement, references to “we,” “our,” “us,” “Grupo Galicia” and “the registrant” refer to Grupo Financiero Galicia S.A. and its consolidated subsidiaries, except where otherwise noted or the context otherwise requires. We maintain our financial books and records and publish our financial statements in pesos. In this prospectus supplement, references to “pesos” and “Ps.” are to Argentine pesos, and references to “U.S. dollars”, “US$” and “$” are to United States dollars and references to the “Central Bank” and the “BCRA” are to Banco Central de la República Argentina (the Argentine Central Bank).
This prospectus supplement contains conversions of certain peso amounts into U.S. dollars at specified exchange rates solely for the convenience of the reader. These conversions should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the exchange rate indicated. Unless otherwise indicated, U.S. dollar amounts that have been converted from pesos have been converted at an exchange rate of Ps.970.9167 per U.S. dollar, the exchange rate in effect on September 30, 2024, as published by the Argentine Central Bank.
We are responsible for the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We have not authorized any other person to provide you with different information. We are not making an offer to sell our Class B ordinary shares or the ADSs in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein may only be accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates. The information in the accompanying prospectus is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this prospectus supplement.
Our principal executive offices are located at Tte. Gral. Juan D. Perón 430, 25th floor, C1038 AAJ-Ciudad Autónoma de Buenos Aires, Argentina, and our telephone number is +54 11-4343-7528. We maintain an internet site at www.gfgsa.com and our website is available in Spanish and English. Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this prospectus supplement.
S-ii

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” the information we submit to or file with the SEC, which means that we can disclose important information to you by referring you to those documents, which are considered part of this prospectus supplement and the accompanying prospectus. Information that we file with the SEC in the future and incorporate by reference will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below:
•our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 26, 2024 (our “Form 20-F”), excluding the disclosure under Item 5 and Item 18 therein;
•our report on Form 6-K furnished to the SEC on June 28, 2024, August 22, 2024, August 23, 2024, August 27, 2024, September 12, 2024, October 4, 2024, December 6, 2024, December 11, 2024 and December 20, 2024 (containing our operating and financial review and prospects for the nine months periods ended September 30, 2024 and 2023); and
•our report on Form 6-K furnished to the SEC on November 26, 2024 containing our unaudited interim consolidated financial statements as of and for the three and nine months periods ended September 30, 2024 and 2023, and our report on Form 6-K furnished to the SEC on November 26, 2024 containing (i) our audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022, which have been recast to present the audited consolidated financial statements in the measuring unit current at the end of the reporting period as of September 30, 2024 and (ii) our operating and financial review and prospects for the years ended December 31, 2023 and 2022.
We also incorporate by reference in this prospectus supplement all subsequent annual reports filed with the SEC on Form 20-F under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and those of our reports on Form 6-K furnished to the SEC that we specifically identify as being incorporated by reference in this prospectus supplement after the date hereof and prior to the completion of an offering of securities under this prospectus supplement.
As you read the above documents, this prospectus supplement and the accompanying prospectus, you may find inconsistencies in information from one document to another. If you find inconsistencies you should rely on the statements made in the most recent document, including this prospectus supplement and the accompanying prospectus. All information appearing in this prospectus supplement is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents we have incorporated by reference.
When acquiring any securities discussed in this prospectus supplement, you should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any “free writing prospectus” that we authorize to be delivered to you. Neither we nor any agents have authorized anyone to provide you with different information. We are not offering the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.
You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate or complete at any date other than the date mentioned on the cover page of those documents.
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Perón 430, 25th floor
Buenos Aires, Argentina
Tel: +54 11-4343-7528

S-iii

FORWARD-LOOKING STATEMENTS
This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, that involve substantial risks and uncertainties. All statements other than statements of historical facts contained or incorporated by reference in this prospectus supplement and the accompanying prospectus (including statements regarding our future financial position, business strategy, budgets, projected costs and management’s plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or other similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be provided with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely from those contemplated in such forward-looking statements include but are not limited to:
•changes in general political, legal, social or other conditions in Argentina, Latin America or other countries or regions;
•changes in the macroeconomic situation at the regional, national or international levels, and the influence of these changes on the microeconomic conditions of the financial markets in Argentina;
•changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies, including expected or unexpected volatility in domestic or international financial markets;
•financial difficulties of the Argentine government (the “Government”) and its ability (or inability) to restructure or rollover its outstanding debt that is held by international credit entities;
•changes in the Government’s regulations applicable to financial institutions, including tax regulations and changes in, or failures to comply with, banking or other regulations;
•volatility of the Peso and the exchange rates between the Peso and foreign currencies;
•fluctuations in the Argentine rate of inflation, including hyperinflation;
•increased competition in the banking, financial services, credit card services, insurance, asset management, mutual funds and related industries;
•our subsidiaries’ inability to sustain or improve our performance;
•a loss of market share by any of our main businesses;
•our ability to realize cost savings, synergies and other benefits, and effectively manage integration difficulties and other challenges, in connection with the Acquisition;
•a change in the credit cycle, increased borrower defaults and/or a decrease in the fees charged to clients;
•changes in the saving and consumption habits of its customers and other structural changes in the general demand for financial products, such as those offered by Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia” or the “Bank”);
•changes in interest rates which may, among other things, adversely affect margins;
•the ability of any of Grupo Galicia’s businesses to obtain additional debt or equity financing on attractive conditions or at all, which may limit their ability to fund existing operations and to finance new activities;
iv

•technological changes and difficulties in any of Grupo Galicia’s businesses’ ability to implement new technologies;
•impact of epidemics or pandemics on the global, regional and national economy, financial activity, global trade -both in terms of volume and prices-, and on our ability to recover from the negative effects of the pandemic (or other future outbreak); and
•other factors discussed under “Item 3.D. Risk Factors” in our most recent annual report on Form 20-F, which is incorporated herein by reference.
These statements include our current expectations and assumptions and are not a guarantee of future performance. You should not place undue reliance on forward-looking statements, which speak only as of the date that they were made. Moreover, you should consider these cautionary statements in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to forward-looking statements after the date of this prospectus supplement to reflect later events or circumstances or to reflect the occurrence of unanticipated events.
Should one or more of these factors or situations materialize, or should the underlying assumptions prove to be incorrect, the actual results may differ considerably from those that are described as being foreseen, considered, estimated, expected, predicted or intended in this prospectus supplement and the accompanying prospectus.
In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein might not occur and are not guarantees of future performance. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information or future events or developments. Additional factors affecting our business emerge from time to time and it is not possible for us to predict all of these factors, nor can we assess the impact of all such factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Although we believe that the plans, intentions and expectations reflected in or suggested by such forward-looking statement are reasonable, we cannot assure you that those plans, intentions or expectations will be achieved. In addition, you should not interpret statements regarding past trends or activities as assurances that those trends or activities will continue in the future.

S-v

PROSPECTUS SUPPLEMENT SUMMARY
The following summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein. This summary is not complete and does not contain all of the information you should consider before investing in our securities. You should read the entire prospectus supplement and the accompanying prospectus, including each of the documents incorporated by reference herein or therein, carefully, including the “Risk Factors” and “Forward-Looking Information” sections of this prospectus supplement, the accompanying prospectus and “Item 3.D. Risk Factors” in our Form 20-F which is incorporated herein by reference.
Overview
Our Business
We are one of Argentina’s largest financial services groups with consolidated assets of Ps.22,975,397 million (US$23,664 million) as of September 30, 2024. As a holding company, we do not have operations of our own and conduct our business through our subsidiaries. Banco Galicia is our main subsidiary and one of Argentina’s largest full-service banks.
Banco Galicia is a leading provider of financial services in Argentina. According to information published by the Argentine Central Bank, as of August 31, 2024, Banco Galicia ranked first in terms of assets and deposits and second in terms of loan portfolio among private-sector banks in Argentina. As of the same date, the Bank was also ranked first among private-sector domestic banks in terms of assets, loans and deposits. The Bank’s market share of private sector deposits and of loans to the private sector was 9.99% and 11.91%, respectively, as of September 30, 2024. The market share is calculated based on the Argentine Central Bank data as of September 30, 2024, for private-sector banks, including principal amounts only and excluding foreign residents, where applicable. As of September 30, 2024, Banco Galicia had total assets of AR$19,114,594 million (US$19,687 million), total loans and other financing of AR$6,198,773 million (US$6,384 million), total deposits of AR$13,193,044 million (US$13,588 million), and its shareholders’ equity amounted to AR$3,566,592 million (US$3,673 million).
Banco Galicia provides a full range of financial services through one of the most extensive and diversified distribution platforms among private-sector financial institutions in Argentina. This distribution platform, as of September 30, 2024, was comprised of 297 full-service banking branches, located throughout the country, 739 ATMs and 1,211 self-service terminals, phone banking and e-banking facilities. Banco Galicia’s customer base, as of September 30, 2024, comprised approximately 4 million customers, who consisted mostly of individuals but who also included more than 29,000 companies. Banco Galicia’s primary clients are classified into four categories or segments (i) retail, (ii) business and small and medium-sized companies (or SMEs), (iii) wholesale, and (iv) financing.
Our goal is to consolidate our position as one of Argentina’s leading comprehensive financial services providers while continuing to strengthen Banco Galicia’s position as one of Argentina’s leading banks. We seek to broaden and complement the operations and businesses of Banco Galicia, through holdings in companies and undertakings whose objectives are related to and/or can produce synergies with financial activities. Our non-banking subsidiaries operate in financial and related activities in which Banco Galicia either cannot participate or in which it can participate only on a limited basis due to restrictive banking regulations.

Organizational Structure
The following table illustrates our organizational structure as of September 30, 2024. Percentages indicate the ownership interests held. See “Recent Developments” below for pending and potential changes to the organizational structure.

Most of the companies shown in the chart above are incorporated in Argentina, except for Galicia Holdings US, Galicia Capital US, LLC, Agri Tech Investments LLC, IGAM LLC and Galicia Investments LLC, which are incorporated in the United States, and Galicia Ventures L.P., which is incorporated in Canada.

Recent Developments
On December 6, 2024, we completed the purchase from HSBC of its equity stakes in its subsidiaries in Argentina and our acquisition of HSBC’s banking, asset management, and insurance businesses in Argentina. 11,382,161 ADSs, representing 113,821,610 of our class B ordinary shares, were issued (for which our existing shareholders’ preferential subscription rights were suspended in compliance with applicable regulations) as consideration for the Acquisition on December 6, 2024. We believe the Acquisition of HSBC’s businesses in Argentina is expected to increase the number of our clients, deposit and loan volumes, and the range of products and services we offer.

Pursuant to the terms of the Share Purchase Agreement, we have agreed to issue 1,774,004 additional ADSs to the Sellers as a purchase price adjustment for the Acquisition. In connection therewith, our existing shareholders are entitled to preferential rights, including preemptive rights and accretion rights, to subscribe to our capital increase resulting from such additional issuance of ADSs. Accordingly, we plan to conduct a rights offering in Argentina to enable our existing shareholders to exercise their preferential rights, which will occur concurrently with this offering.

The preferential subscription period is expected to expire on the expiration date.

THE OFFERING

Issuer	Grupo Financiero Galicia S.A.
Securities Offered
We are distributing to you, at no charge, non-transferable subscription rights to purchase ADSs representing additional Class B ordinary shares. The ADSs sold in the rights offering will be issued only in book-entry or uncertificated form, meaning that you will receive a registration confirmation from the Depositary reflecting ownership of your new ADSs if you are a registered holder of ADSs. If you hold your ADSs in an account with a broker or other securities intermediary, your account will be credited with the new ADSs you purchased in the rights offering.

Subscription Rights
You will receive 0.01117 subscription right for each ADS you hold on the record date. Each subscription right will entitle the holder of the subscription rights to purchase one ADS at the subscription price of $53.87 per ADS, payable in cash, which includes an issuance fee of $0.05 for each new ADSs purchased. Fractional ADSs resulting from the exercise of rights will not be issued and all entitlements will be rounded down to the next lower whole number of new ADSs.

ADSs
Each ADS represents 10 Class B ordinary shares. The ADSs will be issued from time to time under the amended and restated deposit agreement, dated as of July 12, 2011, among us, The Bank of New York Mellon, as depositary (the “Depositary”), and all owners and holders from time to time of American Depositary Shares issued thereunder (the “Deposit Agreement”).

Record Date	5:00 p.m., New York City time, on January 21, 2025.
Expiration Date	5:00 p.m., New York City time, on February 6, 2025.
Use of Proceeds	The proceeds from the rights offering, less fees and expenses incurred in connection therewith, together with the proceeds from the concurrent rights offering in Argentina, will be used to fund, directly or indirectly, the purchase price adjustment payable in connection with the Acquisition. See “Use of Proceeds.”
Transfer of Rights	The subscription rights may not be sold, transferred or assigned, and will not be listed for trading on any stock exchange or trading market. See “The Rights Offering”.
No revocation	If you exercise any of your rights, you are not allowed to revoke or change the exercise or request a refund of monies paid.
Preferential Rights and Concurrent Rights Offering in Argentina
Our existing shareholders have preemptive rights to subscribe for any capital increase by us, including in connection with the additional issuance of ADSs for the Acquisition, in a number sufficient to maintain their proportionate holdings in our total capital. In addition, our existing shareholders have accretion rights, which will permit them to subscribe for Class B ordinary shares that are not subscribed by other existing shareholders in the preemptive rights offering in proportion to the percentage of shares for which such subscribing existing shareholders have exercised their preemptive rights.
The preferential rights and the underlying Class B ordinary shares (except with respect to the Class B ordinary shares underlying ADSs) have not been and will not be registered under the Securities Act and, accordingly the preferential rights may not be offered to our shareholders in the United States.

The preferential subscription period will expire on the expiration date.

Extension termination and amendment
We have, subject to applicable regulations, the option to extend the rights offering and the period for exercising your subscription rights, although we do not presently intend to do so. We may terminate the rights offering, if at any time before completion of the rights offering there is any foreign or domestic, federal, state or local law (including common law), statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or requirement of any governmental authority or any arbitration tribunal applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion illegal, or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate the rights offering, all subscription rights, whether exercised or unexercised, will expire without value, no further exercises will be permitted and all subscription payments previously received by the rights agent will be returned without interest or deduction as soon as practicable.
We also reserve the right to amend the terms of the rights offering.

Procedure for exercising rights
To exercise the subscription rights, you must (i) instruct your broker or other securities intermediary to exercise rights on your behalf and pay the amount specified below for each ADS subscribed through DTC’s automated system (in the case of subscription rights held through DTC) or (ii) deliver to the rights agent a properly completed ADS rights subscription form and pay the amount specified below for each ADS subscribed by personal or business check (in the case of subscription rights held directly on the books of the Depositary). In either case, the subscription and payment must be received by BNYM by 5:00 p.m. (New York City time) on February 6, 2025. Your broker or other securities intermediary will set its own cutoff date and time to receive instructions from customers that will be earlier than the expiration date. If you hold through an intermediary, you should contact your intermediary to determine the cutoff date and time that applies to you.
If you do not exercise your rights prior to that time, your rights will expire without value and will no longer be exercisable.
The exercise of rights is irrevocable and may not be canceled or modified.

Class B Ordinary Shares Outstanding Immediately Prior to and Following the Offering
As of December 31, 2024, our issued and outstanding capital stock consisted of 281,221,650 Class A ordinary shares and 1,307,292,051 Class B ordinary shares, including Class B ordinary shares represented by ADSs. After giving effect to the concurrent Argentine offering and this offering, assuming all subscription rights and preferential rights are exercised, we will have 1,325,032,091 Class B ordinary shares outstanding. See “Capitalization” in this prospectus supplement.

Voting Rights	Under our bylaws, each Class A ordinary share entitles the holder thereof to five votes at any meeting of our shareholders, except in certain matters, and Class B ordinary shares entitle the holders thereof to one vote per share. Subject to Argentine Corporate Law, our by-laws and the terms of the Deposit Agreement, holders of ADSs will be entitled to instruct the Depositary to vote or cause to be voted the number of shares represented by such ADSs. See “Item 10.B. Additional Information—Description of our Bylaws” in our Form 20-F, which is incorporated herein by reference.
Use of Proceeds	We intend to use the net proceeds from the offering, together with the proceeds from the concurrent rights offering in Argentina, to fund, directly or indirectly, the purchase price adjustment payable in connection with the Acquisition.

Taxation	For a discussion of the material U.S. and Argentine tax considerations relating to an investment in our Class B ordinary shares or the ADSs, see “Taxation” in this prospectus supplement.
Charges of the Depositary
We will pay all transfer and other taxes and governmental charges arising solely from the issuance and deposit of the offered Class B ordinary shares and issuance and delivery of the new ADSs. However, holders of ADSs will be required to pay any other transfer and other taxes and governmental charges and the Depositary’s issuance fee of $0.05 per new ADS purchased and any other charges expressly provided in the Deposit Agreement to be for their account. See “Item 12.D. American Depositary Shares—Fees and Charges Applicable to ADS Holders” in our Form 20-F, which is incorporated herein by reference.

Risk Factors
Before deciding to invest in our Class B ordinary shares and the ADSs, you should carefully review Item 3. “Item 3.D. Risk Factors” in our Form 20-F, which is incorporated herein by reference, “Risk Factors” in this prospectus supplement, the accompanying prospectus and other information included and incorporated by reference in this prospectus supplement and the accompanying prospectus.

Rights Agent	The Bank of New York Mellon
Information Agent	Georgeson LLC
Questions
Questions regarding the rights offering should be directed to the Information Agent, at:
Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Shareholders, Banks and Brokers
Toll Free from within the United States: 833-880-5888 or
(502) 954-0774 for international holders

Listing	The ADSs are listed on the NASDAQ under the symbol “GGAL.” Our Class B ordinary shares are listed on the BYMA and the MAE under the symbol “GGAL.”
Fees and Expenses
We are not charging any fee or sales commission to issue subscription rights to you or to sell Class B ordinary shares or ADSs to you if you exercise your subscription rights (other than the subscription price). If you exercise your subscription rights through a broker or other securities intermediary, you are responsible for paying any fees your securities intermediary may charge you, and you must pay the Depositary’s issuance fee for the new ADSs as set forth under “Charges of the Depositary”.

QUESTIONS AND ANSWERS RELATED TO THE RIGHTS OFFERING
What is the rights offering?
We are distributing to holders of ADSs representing our Class B ordinary shares, at no charge, non-transferable subscription rights to purchase additional ADSs representing additional Class B ordinary shares. You will receive 0.01117 subscription right for each ADS you owned as of 5:00 p.m., New York City time, on January 21, 2025, which is the record date for the rights offering. The subscription rights will be uncertificated.
What is a subscription right?
Each subscription right gives the holder a right to purchase one ADS at a subscription price of $53.87 per ADS, which includes an issuance fee of $0.05 for each new ADS purchased. We have granted to you, as an ADS holder of record as of 5:00 p.m., New York City time, on the record date, one subscription right for each ADS you owned at that time. For example, if you owned 100 ADSs as of 5:00 p.m., New York City time, on the record date, you would receive 1.117 subscription rights and would have the right to purchase 1.117 ADSs (rounded down to 1 ADS, with the total subscription payment being adjusted accordingly, as discussed below) for $53.87 per ADS. You may exercise any integral number of your subscription rights, or you may choose not to exercise any subscription rights.
If you hold your ADSs in account with a broker or other securities intermediary who uses the services of the DTC, DTC will credit 0.01117 subscription right to your securities intermediary’s account for each ADS you own at the record date. Each subscription right can then be used to purchase one ADS for $53.87 per ADS. As in the example above, if you owned 100 ADSs on the record date, you would receive 1.117 subscription rights and would have the right to purchase 1 ADS for $53.87 per ADS.
Fractional ADSs resulting from the exercise of rights will not be issued and all entitlements will be rounded down to the next lower whole number of new ADSs, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the rights agent, BNYM, will be returned, without interest, as soon as practicable.
Are there any limits on the number of ADSs I may purchase in the rights offering or own as a result of the rights offering?
No.
Why are we conducting the rights offering?
Pursuant to the terms of the Share Purchase Agreement, we have agreed to deliver 1,774,004 additional ADSs to the Sellers as a purchase price adjustment for the Acquisition. In connection therewith, our existing shareholders are entitled to preferential rights, including preemptive rights and accretion rights, to subscribe to our capital increase resulting from such additional issuance of ADSs. Accordingly, we plan to conduct a rights offering in Argentina to enable our existing shareholders to exercise their preferential rights, which will occur concurrently with this offering, and we are providing our existing ADS holders with the opportunity to participate in this ADS rights offering on a pro rata basis. We currently intend to use the net proceeds, together with the proceeds from the concurrent rights offering in Argentina, to fund, directly or indirectly, the purchase price adjustment payable in connection with the Acquisition. See “Use of Proceeds.”

How was the $53.87 per ADS subscription price determined?
The subscription price of $53.87 per ADS is inclusive of the issuance fee of $0.05 per ADS, and was determined pursuant to a formula included in the Share Purchase Agreement, which calculates the price as the average of the volume-weighted trades of the ADSs, as quoted by Bloomberg, over the period starting thirty-five

(35) business days prior to the Acquisition closing and ending six (6) business days before the Acquisition closing. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of the ADSs to be offered in the rights offering. You should not consider the subscription price as an indication of value of us or our securities. The market price of the ADSs may decline during or after the rights offering, including below the subscription price. You should obtain a current quote for the ADSs before exercising your subscription rights and make your own assessment of our business and financial condition, our prospects for the future and the terms of the rights offering.
Am I required to exercise all of the subscription rights I receive in the rights offering?
No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you choose not to exercise your subscription rights in full, if the rights offering is completed it will cause the relative percentage of our Class B ordinary shares or ADSs that you own to decrease, and your voting and other rights to be diluted.
How soon must I act to exercise my subscription rights?
The subscription rights may be exercised at any time beginning on the date of this prospectus supplement and prior to the expiration of the rights offering, which is February 6, 2025, at 5:00 p.m., New York City time. If you elect to exercise any rights, the rights agent must actually receive all required documents and payments from you prior to the expiration of the rights offering. Although we have the option of extending the expiration of the rights offering, we currently do not intend to do so. Brokers and other securities intermediaries will set their own cutoff dates and times to receive instructions from customers that will be earlier than the expiration date. You should contact your broker or other securities intermediary to determine the cutoff date and time that applies to you.

May I transfer my subscription rights?
No. The subscription rights are not transferable. You may not sell, transfer, or assign your subscription rights to anyone else. The sale or other transfer of any ADSs after the record date but prior to the closing of the rights offering will not result in the transfer of any subscription rights.
Are we requiring a minimum subscription to complete the rights offering?
No.
Are there any conditions to completing the rights offering?
We may terminate the rights offering if at any time before completion of the rights offering there is any foreign or domestic, federal, state or local law (including common law), statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or requirement of any governmental authority or any arbitration tribunal applicable to the rights offering that, in the sole judgment of our board of directors, would or might make the rights offering or its completion illegal, or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate the rights offering, all subscription rights, whether exercised or unexercised, will expire without value, no further exercises will be permitted and all subscription payments previously received by the rights agent will be returned without interest or deduction as soon as practicable.

Can our board of directors extend, terminate or amend the rights offering?
Yes. We have the option to extend the rights offering and the period for exercising your subscription rights, although we do not presently intend to do so. Our board of directors may terminate the rights offering at any time prior to the expiration of the rights offering pursuant to the terms set forth herein. The board of directors of the Company reserves the right to amend or modify the terms of the rights offering for any reason.

Has our board of directors made a recommendation to our shareholders regarding the rights offering?
Our board of directors does not make any recommendation to shareholders regarding the exercise of rights under the rights offering. You should make an independent investment decision about whether or not to exercise your rights. Shareholders who exercise subscription rights risk investment loss on new money invested. We cannot assure you that the market price for our Class B ordinary shares or ADSs will remain above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. If you do not exercise your rights, you will lose any value represented by your rights and your percentage ownership interest in us will be further diluted. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our Class B ordinary shares and ADSs.
What will happen if I choose not to exercise my subscription rights?
If you choose not to exercise your subscription rights, you will retain your current number of Class B ordinary shares or ADSs. If other shareholders exercise their subscription rights, the percentage of our Class B shares owned by these other shareholders will increase relative to your ownership percentage, and your ownership interests in the Company will be diluted.
Will I receive any fractional new ADSs?
No. You will receive 0.01117 subscription right for every ADS you hold on the record date. One subscription right will entitle you to purchase one new ADS. You may subscribe for all or a portion of the ADSs to which the rights you receive entitle you, but you may only subscribe for a whole number of new ADSs. You will not receive any fractional new ADSs.

How do I exercise my subscription rights? What forms and payment are required to purchase Class B ordinary shares or ADSs?
If you wish to participate in the rights offering and you are a registered holder of ADSs, you must take the following steps:
deliver payment to the rights agent using the methods outlined in this prospectus supplement before 5:00 p.m., New York City time, on February 6, 2025; and
deliver a properly completed ADS subscription form to the rights agent before 5:00 p.m., New York City time, on February 6, 2025.
If you send a payment that is insufficient to purchase the number of ADSs you requested, or if the number of ADSs you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the full extent possible based on the amount of the payment received, subject to the elimination of fractional ADSs.
Is there a guaranteed delivery period?
No. There is no guaranteed delivery period in connection with the rights offering, so you must ensure that you properly complete all required steps prior to the expiration date, unless we decide to extend, modify and/or postpone the rights offering to some later time or terminate it earlier.
When will I receive my new securities?
New ADSs purchased in the rights offering will be delivered to you in book-entry or uncertificated form as soon as practicable after the expiration date.

After I send in my payment and ADS subscription form, may I cancel my exercise of subscription rights?
No. All exercises of subscription rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of ADSs at a subscription price of $53.87 per ADS.
What should I do if I want to participate in the rights offering but my securities are held in an account with a broker or other securities intermediary?
If you hold your ADSs in an account with a broker or other securities intermediary, then your securities intermediary must exercise the subscription rights on your behalf for the securities you wish to purchase.
If you wish to participate in the rights offering, please promptly contact your broker or other securities intermediary. We will ask your broker or other securities intermediary to notify you of the rights offering. You should complete and return to your intermediary the “Beneficial Owner Election Form” that is attached to the form entitled “Letter to Clients.” You should receive this form from your broker or other securities intermediary with the other rights offering materials. Brokers and other securities intermediaries will set their own cutoff dates and times to receive instructions from customers that will be earlier than the expiration date. You should contact your broker or other securities intermediary to determine the cutoff date and time that applies to you.

How many Class B ordinary shares will be outstanding after the rights offering?
As of December 31, 2024, our issued and outstanding capital stock consisted of 281,221,650 Class A ordinary shares and 1,307,292,051 Class B ordinary shares, including Class B ordinary shares represented by ADSs. After giving effect to the concurrent Argentine offering and this offering, and assuming that all offered securities in the rights offerings will be sold, we will have 1,325,032,091 Class B ordinary shares outstanding. Your proportionate ownership in our shares will be diluted unless you fully exercise your subscription rights. In addition, the issuance of our securities at a subscription price that is less than the market price as of the record date will likely reduce the price per share of the ADS held by you prior to the rights offering.
How much money will the Company receive from the rights offering?
Assuming all the ADSs in the rights offering are offered are sold, the gross proceeds from the rights offering will be approximately $95 million. Please see “Use of Proceeds.”
Are there risks in exercising my subscription rights?
Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional Class B ordinary shares represented by ADSs and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the headings “Risk Factors” in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein.
May shareholders in all states participate in the rights offering?
Although we intend to distribute the rights to all holders of ADSs located in the United States, we reserve the right in some states to require ADS holders, if they wish to participate, to state and agree upon exercise of their respective rights that they are acquiring ADSs for investment purposes only, and that they have no present intention to resell or transfer any ADSs acquired. Our securities are not being offered in any jurisdiction where (to our knowledge) the offer is not permitted under applicable local laws.
If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The rights agent will hold all funds it receives with respect to the exercise of rights in a bank account until the exercise of such rights is complete. If the rights offering is terminated prior to the completion of the exercise of rights for which the rights agent has received payment, all such payments will be returned, without interest, as soon as practicable.
How do I exercise my subscription rights if I live outside the United States?
We will not mail this prospectus supplement, the accompanying prospectus or any ADS rights subscription forms to registered holders whose addresses are outside the United States or who have an army post office or foreign post office address. To exercise subscription rights, our foreign shareholders must notify the rights agent and timely follow the procedures described in “The Rights Offering — Foreign Shareholders.”
What fees or charges apply if I purchase Class B ordinary shares or ADSs in this offering?
We are not charging any fee or sales commission to issue subscription rights to you or to issue Class B ordinary shares or ADSs to you if you exercise your subscription rights. If you exercise your subscription rights, you are responsible for paying the Depositary’s issuance fee of $0.05 per new ADS purchased and any fees or expenses your broker or other securities intermediary may charge you.
What are the United States federal income tax consequences of exercising subscription rights?
We intend to take the position that a holder will not recognize income or loss for United States federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. You should consult your tax advisor as to your particular tax consequences resulting from the receipt and exercise or expiration of subscription rights and the acquisition, ownership and disposition of our Class B ordinary shares or ADSs acquired pursuant to an exercise of the subscription rights. For further information, please see “Taxation—
Material United States Federal Income Tax Considerations—U.S. Federal Income Tax Considerations Applicable to the Rights.”

To whom should I send my forms and payment?
If your shares are held in the name of a broker or other securities intermediary, then you should send your subscription documents and subscription payment to that record holder. If you are the record holder, then you should send your subscription documents and subscription payment by first class mail or courier service to:

By Mail: The Bank of New York Mellon Attn: Voluntary Corporate Actions, COY: GGAB P.O. Box. 43011 Providence, RI 02940-301	By Overnight Courier: The Bank of New York Mellon Attn: Voluntary Corporate Actions, COY: GGAB 150 Royall Street, Suite V Canton, MA 02021
You are solely responsible for completing delivery to the rights agent of your subscription documents and payment. We urge you to allow sufficient time for delivery of your subscription materials to the rights agent.
Who should I contact if I have other questions?
If you have other questions or need assistance, please contact our information agent by phone or mail at:
Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Shareholders, Banks and Brokers

Toll Free from within the United States: 833-880-5888 or
(502) 954-0774 for international holders

RISK FACTORS
Investing in our Class B ordinary shares involves risks. In consultation with your own financial and legal advisors, you should consider carefully, among other matters, the supplemental risk factors set forth below as well as the risk factors discussed under the caption “Item 3.D. Risk Factors” in our Form 20-F, which is incorporated herein by reference, before deciding whether an investment in our Class B ordinary shares or the ADSs is suitable for you. See “Incorporation of Certain Information by Reference” in this prospectus supplement and in the accompanying prospectus. In general, investing in the securities of issuers in emerging market countries such as Argentina involves certain risks not typically associated with investing in securities of U.S. companies. The risks and uncertainties described below and in our Form 20-F are not the only risks and uncertainties that we face. Additional risks and uncertainties that are unknown to us or that we currently think are immaterial also may impair our business operations or the market price of our Class B ordinary shares or the ADSs. This prospectus supplement and the accompanying prospectus also contain forward- looking statements that involve risks. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including risks described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein.
Additional Risks Related to Argentina
The current state of the Argentine economy, together with uncertainty regarding the Government, may adversely affect Grupo Galicia’s business and prospects.
    Grupo Galicia’s results of operations may be affected by inflation, fluctuations in the exchange rate, modifications in interest rates, changes in the Government’s policies and other political or economic developments either internationally or in Argentina. During the course of the last decades, Argentina’s economy has been marked by a high degree of instability and volatility, periods of low or negative economic growth and high fluctuating levels of inflation and currency devaluation. Grupo Galicia’s results of operations, the rights of holders of the ADSs, the value of the ADSs and the ability of Grupo Galicia to pay cash distributions to the Depositary for paying the cash dividends or other distributions on the Class B ordinary shares represented by the ADSs, could be materially and adversely affected by a number of possible factors, some of which include Argentina’s inability to achieve a sustainable economic growth path, high inflation rates, Argentina’s ability to obtain financing, a decline in the international prices for Argentina’s main commodity exports, fluctuation in the exchange rates of the currency of other countries (which affects local commercial competitiveness) and the vulnerability of the Argentine economy to external shocks.
During the past fifteen years, Argentina experienced economic stagnation as a result of unstable monetary, fiscal and economic regulatory policies. In particular, the Argentine economy has proven to be and continues to be vulnerable to several factors, including:
•economic growth rate volatility;
•high inflation rates;
•regulatory uncertainty for certain economic activities and sectors;
•volatility in Argentina’s main export commodities’ prices. The economic recovery has depended in the past, in part, on the high prices of commodities produced by Argentina, which are volatile and beyond the control of the Government;
•the stability and competitiveness of the Peso with respect to other currencies;
•external financial conditions;
•fluctuations in the BCRA’s international reserves; and
•uncertainty with respect to exchange and capital controls.

On November 19, 2023, a presidential runoff election took place with Javier Milei, the candidate from the “La Libertad Avanza” party, being elected President of Argentina, with 55.69% of the votes, and taking office on December 10, 2023. Following the 2023 elections, La Libertad Avanza has 7 of the 72 representatives in the Senate and 41 of the 257 representatives in the Chamber of Deputies. The new administration has indicated that it intends to reduce state spending and the government deficit, and implement business friendly policies, but we cannot assure you that they will be able to implement these policies, considering that the party holds a minority of the representatives in both chambers of Congress.
Since the current administration took office, the small representation La Libertad Avanza has in the Argentine Congress limited its ability to promote laws, having to negotiate with the opposition different points on each bill to obtain their support. At the same time, certain circumstances led the opposition to join forces and promote laws that the administration had previously publicly rejected. Examples of these are, on one hand, the enactment of the “Ley de Bases y Puntos de Partida para la Libertad de los Argentinos” bill in July 2024, which counted with votes from different parties across the political spectrum, and the approval by the opposition of the amendment to the retirement and pension legislation, which was rejected by President Milei’s administration, on the other. As of the date of this prospectus supplement, we cannot predict the impact that the measures and the political situation described above, will have on the Argentine economy in general and on the banking sector in particular.
The factors above, combined with a lack of institutional transparency, led to increasing inflation rates, lack of economic growth, currency instability and low investment levels, among others. No assurance can be provided regarding as to whether other events, such as the enactment of new governmental policies, may have an adverse impact on the Grupo Galicia’s operations and financial results.
As a result of the current state of the Argentine economy and the uncertainty surrounding the ability of the Argentine government to enact policies (or the substance thereof), the financial position and results of operations of private sector companies in Argentina, including Grupo Galicia, the rights of the holders of securities issued by such institutions and the value thereof, including the Class B ordinary shares represented by the ADSs, may be negatively and adversely impacted.
Volatility in the regulatory framework, including whether the current administration to implement economic policy reforms, and the impact that these measures and any future measures taken by a new administration will have on the Argentine economy, remains uncertain.
    From time to time, the Government has enacted several laws amending the regulatory framework governing a number of different activities as a measure to stimulate the economy, some of which have had adverse effects on Grupo Galicia’s business. Although the new administration eliminated some of these regulations, political and social pressures could inhibit the Government’s implementation of policies designed to generate growth and enhance consumer and investor confidence. In addition, as of the date of this prospectus supplement, the impact that the reforms adopted by the current government will have on the Argentine economy as a whole, and the financial sector in particular, remains uncertain and cannot be predicted. It is also currently unclear what additional measures the current Government may implement in the future and what the effects such measures may have on the Argentine economy.
Measures already adopted by the Government or future measures implemented may be disruptive to the economy and may fail to benefit, or may harm, our business. In particular, Grupo Galicia has no control over the implementation of reforms to the regulatory framework that governs its operations and cannot guarantee that these reforms, if implemented, will be beneficial. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy and Grupo Galicia’s business, financial position and results of operations.
If high levels of inflation continue, the Argentine economy and Grupo Galicia’s financial position and business could be adversely affected.
Since 2007, Argentina has experienced increasing inflation rates. Moreover, between 2007 and 2015 official figures became unreliable and private estimates of inflation were more frequently used.
Specifically, the national statistics agency INDEC (Instituto Nacional de Estadística y Censos or “INDEC” for its acronym in Spanish), is the only institution in Argentina with legal power to produce official national statistics.

Despite the fact that, due to the reforms implemented since 2016, current inflation rates calculated by INDEC are generally accepted, the possibility that they may be manipulated in the future cannot be ruled out. Any such future manipulation could affect the Argentine economy in general and the financial sector in particular.
In addition to concerns related to the trustworthiness of government-issued or recognized inflation figures, in the past, inflation has materially undermined the Argentine economy and the Government’s ability to generate conditions that fostered economic growth. In particular, high inflation rates or a high level of volatility with respect to the same may materially and adversely affect the business volume of the financial system and prevent the growth of financial intermediation activity. This, in turn, could adversely affect economic activity and employment levels in Argentina.
Combined with high inflation rates, Argentina has also displayed high volatility in its currency valuation, as a consequence of local imbalances and external shocks. Both high inflation rates and high levels of volatility in the inflation rate impact Argentina’s competitiveness abroad, as well as real salaries, employment rates, consumption rates and interest rates. A high level of uncertainty regarding these economic variables, and the lack of stability in terms of inflation, could lead to shortened contractual terms and affect the ability for corporations and individuals to plan and make decisions in the future. This may have a negative impact on economic activity and on the income of consumers and their purchasing power. All of the above could materially and adversely affect Grupo Galicia’s financial position, results of operations and business.
Argentina’s and Argentine companies’ ability to obtain financing and to attract direct foreign investment is limited and may adversely affect Grupo Galicia’s financial position, results of operations and business.
In the past, Argentina and has had and continues to have limited access to external financing and has had different debt restructuring processes with foreign bondholders, multilateral financial institutions and other financial institutions.
In September 2020, Argentina renegotiated debt terms with foreign bondholders. On March 25, 2022, Argentina and the International Monetary Fund (the “IMF”) signed an arrangement under the Extended Fund Facility (EFF), whereby a credit line was granted in order to meet payments under the Stand-By Arrangement signed in 2018 with the IMF.
New or more onerous regulations limiting access to capital investments and further restrictions that limit access to international financing for the private sector could arise again in the future. Such an event could have a negative impact on Grupo Galicia’s business, financial condition and results of operations. In addition, Argentina may be unable to service its debt, may again be unable to access the international markets or other sources of financing or may need to go through a debt restructuring process again. All of such scenarios could have an adverse effect on the Argentine economy and, consequently, on the Grupo Galicia’s operations.
The Argentine economy and its goods, financial services and securities markets remain vulnerable to external factors, which could affect Argentina’s economic growth and Grupo Galicia’s prospects.
The financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other countries. Although such conditions may vary from country to country, investor reactions to events occurring in one country may affect capital flows to issuers in other countries, and consequently affect the trading prices of their securities. Decreased capital inflows and lower prices in the stock market of a country may have a material adverse effect on the real economy of those countries in the form of higher interest rates and foreign exchange volatility.
During periods of uncertainty in international markets, investors generally choose to invest in high-quality assets over emerging market assets. This has caused and could continue to cause an adverse impact on the Argentine economy and could continue to adversely affect the country’s economy in the near future.

The monetary and fiscal policies implemented by the world’s leading economies, such as the U.S., China and the European Union have an effect on the Argentine economy through impacts on its interest rates, commodity prices and economic growth rates. Current higher interest rates in leading economies negatively affect emerging markets such as Argentina.
The economic activity of Brazil, one of Argentina’s main trade partners, also has an impact on Argentina’s economy. A depreciation of the Brazilian Real against the Dollar has in the past and would again in the future put additional pressure on the exchange rate for the Argentine Peso against the Dollar. Likewise, a weak economic performance from Brazil would affect Argentine exports, particularly in the case of industrial goods, many of which Argentina exports to Brazil.
Adverse climate conditions and events may also affect Argentina’s economy, either by negatively impacting the local harvest and thus reducing export volumes, or by impacting other competing countries and affecting international commodities’ prices, which determine Argentine agricultural exports’ value.
The international financial environment may also result in a devaluation of regional currencies and exchange rates, including the Peso, which would also cause economic volatility in Argentina. A new global economic or financial crisis or the effects of deterioration in the current international context, could negatively affect the Argentine economy and, consequently, Grupo Galicia’s results of operations and financial condition.
The credibility of certain Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy.
Between 2007 and 2015, the INDEC, which is the only institution in Argentina with the statutory authority to produce official national statistics, experienced significant institutional and methodological changes that gave rise to controversy regarding the reliability of the information that it produces, including inflation, GDP and unemployment data, with allegations that the inflation rate in Argentina and the other rates calculated by INDEC could be substantially different from what’s indicated in official reports.
Reports published by the IMF stated that their staff used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which showed inflation rates considerably higher than those published by the INDEC from 2007-2015. The IMF also censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including inflation and GDP data.
In January 2016, the Macri administration declared a state of administrative emergency in respect of the national statistical system and the INDEC. The INDEC suspended the publication of certain statistical data until it completed a reorganization of its technical and administrative structure to recover its ability to produce sufficient and reliable statistical information. As a result, the INDEC released certain revised foreign trade, balance of payment and GDP data for the years 2011-2015. In November 2016, the executive directors of the IMF lifted the motion of censure, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the IMF’s Articles of Agreement, enabling Argentina to borrow from the IMF again.
In addition, on April 5, 2023, Judge Simon Picken of the High Court of London issued its judgement under “Palladian Partners LP and others v Republic of Argentina”. Mr. Picken found Argentina liable for breaching the adjustment provision clause contained in Argentina’s Euro-denominated GDP-linked bonds issued as part of its 2005 restructuring. Pursuant to the terms of the adjustment provision, payment under the securities would only be triggered if certain payment conditions relating to the level and growth of Argentina’s GDP were met in comparison to a base case described in the offering documents. In this regard, Judge Picken ruled that the Argentina should pay damages for €1.33 billion, plus interests. In addition, in early 2024, as a condition of its appeal Argentina deposited €310 million to be held in escrow pending the London Court’s ruling. In June 2024, the Court of Appeals of London dismissed Argentina’s appeal to Judge Picken’s decision, therefore confirming the High Court of London’s decision.

We cannot assure you that the Government will not vary or introduce other measures that may affect the national statistics system and, consequently, the Argentine economy, in particular by undermining consumer and investor confidence, which ultimately could have a material adverse effect on Grupo Galicia’s business, results of operations and financial condition.
Risks Related to the Argentine Financial System
The stability of the Argentine financial system is dependent upon the ability of financial institutions, including Grupo Galicia’s main subsidiary, Banco Galicia, to maintain and increase the confidence of depositors.
    The measures implemented by the Government in late 2001 and early 2002, in particular the restrictions imposed on depositors to withdraw money freely from banks and the pesification and restructuring of their deposits, were strongly opposed by depositors due to the losses on their savings and undermined their confidence in the Argentine financial system and in all financial institutions operating in Argentina. If depositors once again withdraw their money from banks in the future, there may be a substantial negative impact on the manner in which financial institutions, including Banco Galicia, conduct their business, and on their ability to operate as financial intermediaries. Loss of confidence in the international financial markets may also adversely affect the confidence of Argentine depositors in local banks.
    An adverse economic situation, even if it is not related to the financial system, could trigger a massive withdrawal of capital from local banks by depositors, as an alternative to protect their assets from potential crises. Any massive withdrawal of deposits could cause liquidity issues in the financial sector, and, consequently, a contraction in credit supply.
    The occurrence of any of the above could have a material and adverse effect on Banco Galicia’s expenses and business, results of operations and financial condition.
Risks Related to the Acquisition
Although we expect that the Acquisition will result in cost savings, synergies and other benefits, we may not realize those benefits in the short term because of integration difficulties and other challenges.
The success of our recent acquisition of HSBC’s businesses in Argentina will depend in large part on the success of our management in integrating the operations, strategies, technologies and personnel of the two groups in the short-term following the completion of the Acquisition. We may fail to realize some or all of the anticipated benefits in the short term of the Acquisition if the integration process takes longer than expected or is more costly than expected. Our failure to meet the challenges involved in successfully integrating HSBC’s operations or to otherwise realize any of the anticipated benefits of the Acquisition, including additional cost savings and synergies, could impair our operations. In addition, we anticipate that the overall integration of HSBC’s businesses in Argentina will be a time-consuming and expensive process that, without proper planning and effective and timely implementation, could significantly disrupt our business.
Potential difficulties we may encounter in the integration process include the following:
•the integration of management teams, strategies, technologies and operations, products and services;
•the disruption of ongoing businesses and distraction of their respective management teams from ongoing business concerns;
•the retention of and possible decrease in business from the existing customers of both companies;
•the creation of uniform standards, controls, procedures, policies and information systems;
•the reduction of the costs associated with each company’s operations;
•the integration of corporate cultures and maintenance of employee morale;
•the retention of key employees; and
•potential unknown liabilities associated with the Acquisition.

The anticipated cost savings, synergies and other benefits of the Acquisition assume a successful integration and are based on projections and other assumptions, which are inherently uncertain. Even if integration is successful, anticipated cost savings, synergies and other benefits may not be achieved.
We have incurred and will continue to incur Acquisition-related costs.
We have incurred and continue to expect to incur Acquisition-related costs, including legal and accounting fees and expenses, and other related charges. We expect to incur additional costs to integrate HSBC’s businesses in Argentina, such as IT integration expenses. Costs in connection with the integration may be higher than expected, and we may also incur unanticipated integration-related costs. These costs could adversely affect our financial condition, results of operation or prospects of our business after the Acquisition.
Risks Related to the ADSs and the Rights Offering
Investors may not be able to effect service of process within the United States, and enforcement of judgments against us and our respective directors and executive officers may be difficult.
We are a publicly held stock corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors, senior managers and assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States (and generally outside Argentina) upon us or our directors and senior management, or to enforce against us or them judgments obtained in United States (or other non-Argentine) courts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities laws of countries other than Argentina. There is no certainty that Argentine courts will enforce, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the U.S. federal securities laws or other foreign regulations brought against such persons or against us.
You may not receive distributions on the Class B ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.
The Depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on the Class B ordinary shares after deducting its fees and expenses. You will receive these distributions in proportion to the number of the Class B ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the Deposit Agreement, it may be unlawful or not feasible to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, Class B ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on the Class B ordinary shares or any value from them if it is unlawful or not feasible to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.
You may not revoke your subscription exercise and could be committed to buying ADSs above the prevailing market price.
Once you exercise your subscription rights, you may not revoke the exercise. We cannot assure you that the market price of our Class B ordinary shares or the ADSs will not decline after you elect to exercise your subscription rights. If you exercise your subscription rights and, afterwards, the public trading market price of our Class B ordinary shares or the ADSs decreases below the subscription price, you will have committed to buying the ADSs at a price above the prevailing market price. ADSs are traded on NASDAQ under the symbol “GGAL,” and the last reported sales price of ADSs on NASDAQ on January 17, 2025 was $67.07 per ADS. Moreover, we cannot assure you that following the exercise of your subscription rights you will be able to sell your Class B ordinary shares or ADSs at a price equal to or greater than the subscription price. Until shares are delivered upon exercise of your rights, you will not be able to sell our Class B ordinary shares or ADSs that you purchase in the rights offering. We will not pay you interest on funds delivered to the rights agent pursuant to the exercise of subscription rights.
If you do not fully exercise your subscription rights, your percentage ownership and voting rights will be diluted.

If you choose not to exercise your subscription rights, you will retain your current number of Class B ordinary shares or ADSs. If other shareholders fully exercise their subscription rights or exercise a greater proportion of their subscription rights than you exercise, the percentage of our Class B ordinary shares owned by these other shareholders will increase relative to your ownership percentage, and your voting and other rights in the Company will likewise be diluted.
Additionally, we may issue additional shares of our capital stock for financing future acquisitions or new projects or for other general corporate purposes. Any such issuance could result in a dilution of your ownership stake or the perception of any such issuances could have an adverse impact on the market price of the Class B ordinary shares or ADSs.
The subscription price determined for the rights offering is not an indication of our value.
The subscription price of $53.87 per ADS is inclusive of the issuance fee of $0.05 per ADS, and was determined pursuant to a formula included in the Share Purchase Agreement, which calculates the price as the average of the volume-weighted trades of the ADSs, as quoted by Bloomberg, over the period starting thirty-five (35) business days prior to the Acquisition closing and ending six (6) business days before the Acquisition closing. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of the ADSs to be offered in the rights offering. The market price of our Class B ordinary shares may decline during or after the rights offering, including below the applicable subscription price. After the date of this prospectus supplement, the ADSs may trade at prices below the subscription price.
The market price of our Class B ordinary shares may decline.
We cannot assure you that the market price of our Class B ordinary shares will not either increase or decrease before the expiration date. Depending on the trading price of our Class B ordinary shares at the time of our announcement of the rights offering, this offering and its terms, including the subscription price, together with the number of Class B ordinary shares we could issue if the rights offering is completed, may result in a decrease in the trading price of our Class B ordinary shares. This decline may continue after the completion of rights offering. Further, if a substantial number of rights are exercised and the holders of those Class B ordinary shares or ADSs received in the rights offering choose to sell some or all of the Class B ordinary shares, the resulting sales could depress the market price of our Class B ordinary shares.
Foreign exchange risks may adversely affect our results, and the U.S. dollar value of dividends payable to ADS holders.
Trading of our Class B ordinary shares underlying the ADSs is conducted in pesos. Our Depositary will receive cash distributions that we make with respect to the Class B ordinary shares underlying the ADSs in pesos. The Depositary will convert such pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the peso depreciates against the U.S. dollar, the value of the ADSs and any U.S. dollar distributions ADS holders receive will decrease.
Your voting rights with respect to the ADSs are limited by the terms of the Deposit Agreement.
Holders may exercise voting rights with respect to the Class B ordinary shares underlying ADSs only in accordance with the provisions of the Deposit Agreement. There are no provisions under Argentine law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the Depositary with respect to the underlying Class B ordinary shares, except if the depositary is a foreign entity and it is not registered with the Inspección General de Justicia (Superintendency of Legal Entities, or the “IGJ”), although in this case, the Depositary is registered with the IGJ. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, Argentine Law No. 26,831 requires us to notify our shareholders by publication in certain official and private newspapers at least 20 and no more than 45 days in advance of any shareholders’ meeting. ADS holders will not receive any notice of a shareholders’ meeting directly from us. In accordance with the Deposit Agreement, we will provide the notice to the Depositary, which will in turn, if we so request, as soon as practicable thereafter provide to each ADS holder:
the notice of such meeting;
voting instruction forms; and
a statement as to the manner in which instructions may be given by holders.
To exercise their voting rights, ADS holders must instruct the Depositary on how to vote the underlying shares. Because of the additional procedural step involving the Depositary, the process for exercising voting rights will take longer for ADS holders than for holders of Class B ordinary shares.
Our shareholders may be subject to liability for certain votes of their securities.
Our shareholders are not liable for our obligations. Shareholders’ liability is limited to the payment of the shares for which they subscribe. However, shareholders who have a conflict of interest with us and do not abstain from voting may be held liable for damages to us. Also, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or our bylaws may be held liable for damages to us or to third parties, including other shareholders, resulting from such resolutions.
The effective tax rate for capital gains received by non-resident holders may be as high as 31.5% under Argentine law.
Capital gains derived by non-Argentine resident individuals or non-Argentine entities from the sale, exchange or other disposition of Class B ordinary shares or ADSs, are exempt from income tax, as long as such beneficiaries do not reside in non-cooperative jurisdictions,1 and the invested funds do not come from non-cooperative jurisdictions.
In case the above exemption is not available, capital gains derived from the sale, exchange or other disposition of Class B ordinary shares or ADSs are subject to income tax at a rate of 35% on the presumed net income determined under the Argentine income tax law (i.e., 90%), which results in an effective rate of 31.5% of the sale price, subject to change depending on whether an appliable double taxation treaty exists. Holders of ADSs are advised to consult with their own tax advisors with regards to the tax consequences that may arise from holding ADSs.
Holders of our ordinary shares and the ADSs may not receive any dividends if we are unable to obtain dividends from Banco Galicia.
Dividend distributions by our subsidiary Banco Galicia are subject to prior approval by the Superintendency of Financial and Exchange Entities (Superintendencia de Entidades Financieras y Cambiarias, or “Superintendency”). The Superintendency will review the ability of a financial institution to distribute dividends upon request for approval. The Superintendency may authorize the distribution of dividends if during the month preceding the request, the following requirements were met: the financial institution (i) is not subject to a liquidation procedure; (ii) is not receiving financial assistance from the Central Bank; (iii) is in compliance with its reporting obligations with the Central Bank; (iv) is in compliance with minimum capital and cash requirements, among others; and (v) the financial institution is not subject to any significant fines—exceeding 25% of the last Computable Regulatory Capital (or “RPC”) informed by such financial institution —, debarment, suspension, revocation or prohibition imposed in the last five years by the Central Bank, the UIF, the CNV, and/or the National Superintendency of Insurance (Superintendencia de Seguros de la Nación), except when such financial institution
1 The list of non-cooperative jurisdictions is published in https://www.afip.gob.ar/jurisdiccionesCooperantes/no-cooperantes/periodos.asp.

has implemented corrective measures that are satisfactory to the Superintendency (such corrective measures would also be brought to the attention of the regulatory body that originally imposed the sanction). The Superintendency also takes into consideration information that it receives from, and/or sanctions imposed by, equivalent foreign agencies or authorities. When weighing the significance of the sanctions, the Superintendency takes into account the type of sanctions, the underlying reason for such sanctions and the amount of sanctions imposed on the financial institution. Additionally, the Superintendency factors in the degree of participation in the events leading up to the sanction, the economic effects of the violation, the degree of damage caused to third parties, the economic benefit that the sanctioned party received from the violation, the sanctioned party’s operating volume, its liability and the title or function of the persons involved.
Although distribution of dividends by Banco Galicia has been authorized by the Central Bank in the past, it is possible that in the future the Central Bank may not continue to grant Banco Galicia the authorization to distribute dividends approved by its shareholders at the annual ordinary shareholders’ meeting or such authorization may not be for the full amount of distributable dividends.
There may be adverse U.S. federal income tax consequences for U.S. holders if the receipt of subscription rights is treated as a taxable distribution.

Under Section 305 of the Code, a shareholder who receives a subscription right will, if such receipt is treated as a “disproportionate distribution” within the meaning of Section 305 of the Code, be treated as having received a taxable distribution in an amount equal to the value of such subscription right. In general, a shareholder who receives a subscription right will be treated as having received a “disproportionate distribution” (and thus a taxable distribution) if a shareholder’s proportionate interest in the earnings and profits or assets of the corporation is increased and any other shareholder receives a distribution (or a deemed distribution) of cash or other property. While the issue is not free from doubt, we believe that the receipt of subscription rights should not be treated as a “disproportionate distribution” under Section 305(b) of the Code. However, due to the uncertainties in the application of Section 305 of the Code, there can be no assurance that such treatment will not be challenged by the United States Internal Revenue Service (“IRS”) or, if challenged, upheld. Additionally, if, within the 36 months following the offering, we make a distribution solely with respect to a class of shares other than the Class B ordinary shares, such distribution may retroactively cause the distribution of subscription rights to be treated as a taxable distribution. We currently do not expect to make a distribution solely with respect to a class of shares other than Class B ordinary shares, but no assurance can be provided that it will not do so in the future.

If the distribution of subscription rights were treated as a taxable distribution, the fair market value of the subscription rights a U.S. holder receives would be taxable to such U.S. holder as a dividend. The U.S. holder’s tax basis in such subscription right would equal the amount of the dividend and the U.S. holder’s holding period for the subscription rights would commence on the date of distribution.

We intend to take the position that the exercise of the subscription rights by a U.S. holder will not be a taxable transaction. The basis of each new ADS acquired upon exercise of the subscription right will equal the sum of the U.S. dollar value of the applicable subscription price and the U.S. Holder’s tax basis, if any, in the subscription right exercised. The holding period of the new ADSs shall begin on the day the subscription rights are exercised. For further information, please see “Taxation—Material United States Federal Income Tax Considerations—U.S. Federal Income Tax Considerations Applicable to the Rights.”

We and one or more of our subsidiaries could be treated as passive foreign investment companies for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences for U.S. investors in ADSs or our Class B ordinary shares.
Based on certain estimates of its gross income and gross assets (which estimates are inherently imprecise), the nature of its business, and reliance on the Active Bank Exception (as defined below in “Taxation—Material United States Federal Income Tax Considerations—U.S. Federal Income Tax Considerations Applicable to the Class B Ordinary Shares and ADSs—Passive Foreign Investment Company Considerations”), we believe that we were not a PFIC for the taxable year ended December 31, 2024, and do not expect to be classified as a PFIC for the foreseeable future, but there can be no assurance that we will not be considered a PFIC for any taxable year. Our status in future years will depend on our assets and activities in those years (including the impact of the Acquisition on our assets and activities). If we were a PFIC, a U.S. holder of Class B ordinary shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the Class B ordinary shares or ADSs.

If we were a PFIC, a U.S. holder of Class B ordinary shares or ADSs could make a variety of elections that may alleviate certain of the adverse tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the Class B ordinary shares or ADSs. U.S. holders should consult their own tax advisors regarding the tax consequences and filing requirements that would arise if we were treated as a PFIC. See “Taxation—Material United States Federal Income Tax Considerations—U.S. Federal Income Tax Considerations Applicable to the Class B Ordinary Shares and ADSs—Passive Foreign Investment Company Considerations” in this prospectus supplement.

If you do not act within the subscription period and follow the subscription instructions, your exercise of subscription rights will be rejected.
ADS holders that desire to purchase ADSs in the rights offering must act promptly to ensure that all required forms and payments are actually received by the rights agent prior to the expiration of the rights offering. If you are a beneficial owner of ADSs, you must act promptly to ensure that your broker, or other securities intermediary acts for you and that all required forms and payments are actually received by the rights agent prior to the expiration of the rights offering. We are not responsible if your broker or other securities intermediary fails to ensure that all required forms and payments are actually received by the rights agent prior to the expiration of the rights offering. Brokers and other intermediaries will set their own cutoff dates and times to receive instructions from customers, which will be earlier than the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering prior to the expiration of the rights offering, the rights agent will reject your subscription or accept it only to the extent of the payment received. Neither we nor our rights agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

EXCHANGE CONTROLS
Background
On September 1, 2019, the Government issued Decree No. 609/19 (as later amended by Decree No. 91/19 on December 28, 2019), setting forth certain controls and restrictions on the acquisition, sale, and transfer of foreign currency, applicable to both individual persons and legal entities in Argentina. This decree also enabled the BCRA to establish, through regulations, the necessary measures to avoid “practices and operations aimed at avoiding, through public titles or other instruments” the restrictions set forth by the decree. In furtherance of such decree, since its date of implementation the BCRA has adopted a series of measures that regulate the access to the official foreign exchange market or “Mercado Libre de Cambios” (hereinafter, indistinctly the “MLC”, the “FX Market”, or the “Mercado de Cambios”), which are all included in the Amended and Restated Text on Foreign Exchange (as amended and/or supplemented from time to time, the “FX Regulatory Framework”).
Inflow of Capital
The FX Regulatory Framework establishes the obligation to enter into Argentina through the FX Market, settle into local currency at the official foreign exchange rate, and to deposit into local bank accounts -within some specific terms and subject to certain conditions- the funds obtained from export of services operations, export of goods operations, selling of non-financial non-produced assets to foreign parties, and funds obtained from offshore financial indebtedness (this latter only if the local resident needs to repay principal and interest services of the financing through the FX Market).
Furthermore, if the local residents signs the Affidavit (as below defined), funds received abroad arising from collections of loans, term deposits, or sales of any type of assets (e.g. shares, securities, goods, among others) shall also be repatriated provided that: (i) such loans, deposits or assets were granted, constituted, or acquired after May 28, 2020, (ii) the local resident would have signed the Affidavits (as below defined), and (iii) no exception to the settlement obligation exists.
Outflow of Capital

The FX Regulatory Framework establishes certain limitations and regulations to access to the FX Market at the official foreign exchange rate in relation to the payment of offshore services, payment of imports of goods, payment of dividends and earnings, repayment of loans, etc. The necessary requirements will depend on each particular transaction. BCRA’s prior authorization will be required when the necessary applicable requirements are not met. Please find below a detail of the most relevant regulations:
General requirements
As a general rule, in order to grant access to the FX Market to perform payments abroad at the official foreign rate, financial institutions must require from its clients an affidavit indicating compliance with the FX Regulatory Framework. In this regard, the local company must submit certain affidavits under the terms of Section 3.16 of the Amended and Restated Text on Foreign Exchange (the “Affidavits”).
In such Affidavits, the client must state, in general terms:
that all its foreign currency holdings in the country are deposited in accounts in financial institutions; and that it does not have “available liquid foreign assets” (including CEDEARs) for an amount in excess of US$100,000;
the undertaking to settle into Pesos at the official foreign exchange rate, within 5 business days of its availability, any funds received abroad arising from collections of loans; term deposits; or sales of any type of assets; in case such loans, deposits or assets were granted, constituted, or acquired after May 28, 2020;

that on the day on which it requests access to the MLC, and in the previous 90 calendar days, the client has not performed the following activities (the “Securities Transactions”): (a) sales in the country for securities with settlement in foreign currency; (b) swaps of securities issued by residents for foreign assets; (c) transfers of securities to foreign depositaries; (d) acquisition in the country of securities issued by non-residents using Pesos; (e) acquisition of CEDEARs; (f) acquisition of securities representing private debt issued in foreign jurisdiction; (g) delivery of funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any human or legal person, resident or non-resident, related or not, to receive as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad;
that for the following 90 calendar days it will not perform any of the Securities Transactions; and
declare the detail of the persons who exercise direct control over them and legal entities that are part of the same economic group, in accordance with provisions established under Section 1.2.1.1. and 1.2.2.1 of the regulations on Large Exposures to Credit Risk (Grandes Exposiciones al Crédito de Riesgo) of the BCRA.
The client must state that, in the last prior 90 calendar days, and on that day, they have not delivered funds in local currency or other liquid local assets to such persons (as stated above) except funds in foreign currency deposited in local financial institutions and for those directly associated with regular transactions between residents for the acquisition of goods or services. These requirements may be considered as complied with if: (a) The client submits an affidavit stating that in that day and in the last 90 days it has not delivered neither domestic currency nor local assets -except fund in foreign currency held in local bank account- to any person or legal entity except when those local assets and/or domestic currency were delivered in the ordinary course of business; or (b) Each of the controlling shareholders and legal entities that are part of the same economic group submits certain additional affidavits established under the FX Regulatory Framework.
Particular requirements for the payment of dividends and earnings
As a general rule, BCRA’s approval is required to access the FX Market to pay dividends and earnings. There are few scenarios where no BCRA’s authorizations is needed to transfer this type of payments (although in most cases the amounts that client is entitled to pay are limited).
No authorization from the BCRA is required to carry out foreign exchange transactions to complete this type of payments to non-residents at the official foreign exchange rate, provided that -among others- the following requirements are met: (i) dividends and earnings must arise from closed and audited financial statements; (ii) payment must be made in accordance with the relevant corporate documents; (iii) the total amount of transfers for this concept made as from January 17, 2020, must not exceed the 30% of the value of new contributions of foreign direct investment in resident companies, entered and settled through the FX Market as of the mentioned date; (iv) the access to the FX Market must occur after a period of 30 calendar days as from the settlement of the last contribution taken into consideration for the purpose of complying with the above mentioned requirement, and (v) the company must submit documentation that evidences the final capitalization of the contributions. There are other alternatives established by the Amended and Restated Text on Foreign Exchange.
Access to the MLC by non-residents
Prior approval of the BCRA will be required for access to the MLC by non-residents for the purchase of foreign currency, with the exception of the following transactions (a) international organizations and institutions that perform the functions of official export credit agencies, (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) representatives of courts, authorities or offices, special missions, commissions or bilateral organizations established by Treaties or International Agreements, to which the Argentine Republic is a party, to the extent that the transfers are made in the exercise of their functions, (d) transfers abroad on behalf of persons who are beneficiaries of retirement and/or pensions paid by the National Administration of Social Security (“ANSES” for its Spanish acronym), for up to the amount paid by such agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in his/her registered country of residence, (e) purchase of foreign currency (in cash) by natural non-residents for tourism and travel expenses, up to a maximum amount of US$100, to the extent that the financial institution can verify in the online system implemented by the BCRA that the customer has settled an amount equal to or greater than the amount to be purchased within the 90 days prior to the transaction; (f) transfers to offshore bank accounts of natural people who are beneficiaries of pensions granted by the National State in accordance with Laws Nos. 24,043, 24,411, 25,914 and complementary laws; and (g) repatriations of direct investments of non-residents in companies that are not controlling companies of local financial entities, to the extent that the capital contribution has been entered and settled through the MLC as from October 2, 2020 and the repatriation takes place at least two years after its entry. In all cases, the general requirements will also apply.
Access to the MLC by individuals for savings or investment purposes
Residents may access the MLC for purposes of asset formation abroad, family assistance and derivative transactions (with some expressly stated exceptions) for up to US$200 (through debits to local bank accounts) or US$100 (in cash) per person per month through all authorized exchange entities. If the access involves a transfer of funds abroad, the destination account must be an account owned by the same person. In all cases, the general requirements will also apply.
Purchases made abroad with debit cards and amounts in foreign currency will be deducted, as from the following calendar month, from the monthly quota of US$200. If the amount of such purchases exceeds the quota available for the following month or such quota has already been absorbed by other purchases, such deduction shall be made from the quotas of the following months until the amount of such purchases is completed. These purchases might be subject to further restrictions.
Access to the MLC by other residents -excluding entities- for the formation of foreign assets and for derivative transactions.
Access to the MLC for the constitution of foreign assets and for derivative transactions by local governments, investment funds, other universalities established in Argentina, requires the prior authorization of the BCRA.
Swaps, arbitrage and securities transactions
Financial institutions may carry out foreign exchange operations and arbitrage operations with their clients in the following cases:
natural persons transferring funds from their local accounts (which are already in foreign currency) to their own bank accounts outside of Argentina;
the transfer of foreign currency abroad by local common depositaries of marketable securities in connection with income received in foreign currency on account of principal and interest services on Argentine Treasury bonds, when such transaction is part of the payment procedure at the request of foreign common depositaries;
Arbitrage transactions not originating in transfers from abroad may be carried out without any restriction, to the extent that the funds are debited from a foreign currency account held by the customer with a local financial institution. To the extent that the funds are not debited from a foreign currency account held by the customer, these transactions may be carried out by individuals, without the prior approval of the BCRA, up to the amount allowed for the use of cash under Sections 3.8. and 3.13 of the Amended and Restated Text on Foreign Exchange;
Exchange and arbitrage transactions by non-resident individuals may be carried out without restrictions to the extent that the funds are credited to a tourist savings bank in accordance with the regulations on savings deposits, salary and special accounts;
Transfer of foreign currency abroad of customers from their “Special account for the regime of promotion of the knowledge economy. Decree No. 679/22” to the extent that the regulatory requirements established for such purposes for each type of operation are complied with;
Payment of capital or interest on financial indebtedness abroad that meet the requirements set forth in item 3.5. and are made during the three (3) business days prior to maturity; and

all other exchange and arbitrage operations may be carried out by customers without the prior approval of the BCRA to the extent that they would be permitted without such approval under other exchange regulations. This also applies to local common securities depositories with respect to income received in foreign currency as payments of principal and interest on foreign currency securities paid in Argentina.
If the transfer is made in the same currency in which the account is denominated, the financial institution will credit or debit the same amount as that received or sent from abroad. When the financial institution charges a commission or fee for these transactions, it will be instrumented in a specifically designated item.
General Exchange Position

When a transaction conducted by a financial institution is subject to the mandatory repatriation and settlement of the collected funds into local currency, the BCRA will consider such requirement duly fulfilled when the funds enter into the entity’s General Exchange Position (Posición General de Cambios or “PGC”).
Foreign exchange criminal regime
Law No. 19,359 (as regulated by Decree 480/95) establishes the foreign exchange criminal regime under which any of the following constitutes an offense: (i) any foreign exchange transaction not performed before an authorized institution; (ii) the completion of foreign exchange transactions in any way without the applicable authorization; (iii) any misrepresentation related to foreign exchange transactions; (iv) the failure to make accurate representations or to complete the necessary procedures in cases where the actual transactions are different than those declared; (v) any foreign exchange transaction executed without fulfilling the conditions established by applicable regulations, regarding quantity, foreign currency exchange rate, dates, etc.; (vi) any other omission or act performed in violation of the foreign exchange regime. Such offenses could be sanctioned with penalties ranging from fines to imprisonment, although a preliminary investigation would be first conducted by the BCRA (and eventually brought for review by the relevant court). Please note that the BCRA has been entrusted with a wide range of powers regarding information requirements, inspections, etc.
For further information on the exchange control restrictions and regulations in force, you should consult your legal advisors and read the applicable rules mentioned in this document, as well as their amendments and complementary regulations, which are available on the website: http://www.infoleg.gob.ar/ or on the BCRA’s website: https://www.bcra.gob.ar/, as applicable. The information contained in these websites is not part of this prospectus supplement and is not deemed to be incorporated herein.
Compensation to Financial Institutions
Asymmetric Pesification and its Consequences
Decree No. 214/02 provided for compensation to financial institutions, for (i) the losses caused by the mandatory conversion into Pesos of most of their liabilities at the Ps.1.4 per US$1.00 exchange rate (which was greater than the Ps.1 per US$1.00 exchange rate established for the conversion into Pesos of their Dollar-denominated assets), through the delivery of a Peso-denominated Compensatory Bond issued by the Government; and (ii) the currency mismatch left on financial institutions’ balance sheets after the compulsory pesification (conversion into Pesos) of certain assets and liabilities, through the conversion of the abovementioned Peso-denominated Compensatory Bond into a Dollar-denominated Compensatory Bond. This would be achieved by the purchase by financial institutions of a Dollar-denominated Hedge Bond. For such purpose, the Government established the issuance of a Dollar-denominated bond bearing Libor and maturing in 2012 (Boden 2012 Bonds).
The compensation procedure applicable to Banco Galicia, under the terms of Decree No. 214/02, was completed in April 2007.
For Differences Related to Amparo Claims

As a result of the provisions of Decree No. 1,570/01, the Public Emergency Law, Decree No. 214/02 and concurrent regulations, and as a result of the restrictions on cash withdrawals and of the issuance of measures that established the pesification and restructuring of foreign-currency deposits, since December 2001, a significant number of claims have been filed against the Government and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. Most lower and upper courts have declared the emergency regulations unconstitutional.
Through Communication “A” 3916, the BCRA allowed for the recording of an intangible asset on account of the difference between the amount paid by financial institutions pursuant to legal actions, and the amount resulting from the conversion into Pesos of the balance of the Dollar deposits reimbursed, at the exchange rate of Ps.1.4 per Dollar (adjusted by the CER plus accrued interest as of the payment date). In addition, it established that the corresponding amount must be amortized in 60 monthly equal and consecutive installments beginning in April 2003.
On November 17, 2005, through Communication “A” 4439, the BCRA established that, beginning in December 2005, financial institutions having provided, as from that date, new commercial loans with an average life of more than two years could defer the losses related to the amortization of amparo claims. The maximum deferrable amount was 10% of a financial institution’s RPC or 50% of the new commercial loans. Likewise, financial institutions were not able to reduce the remainder of their commercial loan portfolio. This methodology was applied until December 2008, when the balances recorded as of that date began to be amortized in up to 36 monthly equal and consecutive installments.
With respect to judicial deposits that have been subject to pesification, the BCRA established that, beginning in July 2007, financial institutions must establish a provision in an amount equal to the difference that results from comparing such deposits’ balances at each month’s end, considered in their original currency, and the corresponding Peso balances actually recorded on the books. Such provision, established as of December 31, 2015, and charged to income, was Ps.8 million.
During fiscal year 2010, Banco Galicia amortized the total remaining balance of the deferred losses from amparo claims for Ps.281 million.
Banco Galicia has complied with BCRA regulations concerning the amortization of amparo claims. However, Banco Galicia reserves the right to make claims in view of the negative impact on its financial condition resulting from compliance with court orders, which exceeded the provisions of the above-mentioned regulations. On December 30, 2003, Banco Galicia formally requested of the executive branch of the Government, with a copy of such request sent to the Argentine Ministry of Economy and to the BCRA, the payment of due compensation for the losses incurred in connection with asymmetric pesification.

USE OF PROCEEDS
Assuming that all ADSs in the rights offering will be sold at the subscription price to holders of our Class B ordinary shares underlying ADSs as of the record date, we estimate that the aggregate proceeds from this offering, will be approximately $95 million. We intend to use the proceeds from the offering, together with the proceeds from the concurrent rights offering in Argentina, to fund, directly or indirectly, the purchase price adjustment payable in connection with the Acquisition.

CAPITALIZATION
The following table sets forth our consolidated capitalization as of September 30, 2024, in pesos:
on an actual basis; and
as adjusted to reflect the issuance of 17,740,040 Class B ordinary shares (including Class B ordinary shares represented by ADSs) in this offering (assuming that all preferential rights are exercised in the concurrent Argentine offering and all ADSs in this rights offering will be sold at the subscription price to shareholders as of the record date), and the expected use of proceeds.

Investors should read this table in conjunction with the information set forth under the captions “Presentation of Financial Information” in our Form 20-F, which is incorporated herein by reference, “Use of Proceeds” in this prospectus supplement, our unaudited interim consolidated financial statements as of September 30, 2024 and for the nine months periods ended September 30, 2024 and 2023, and our audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022, which have been recast to present the audited consolidated financial statements in the measuring unit current at the end of the reporting period as of September 30, 2024, which are incorporated herein by reference.

	As of September 30, 2024
	Historical	Adjusted
	(in millions of pesos)
Deposits and Short-Term debt(1)
Deposits	13,701,558	13,701,558
Credit Lines	258,531	258,531
—Local Banks	228,225	228,225
—BCRA	286	286
—Banks and international entities	30,020	30,020
Debt Securities	96,939	96,939
—Unsubordinated Debt	93,126	93,126
—Subordinated Debt	3,813	3,813
Other Liabilities	641,177	641,177
Total Deposits and Short-Term Debt	14,698,205	14,698,205
Deposits and Long-Term Debt(2)
Deposits	1,657	1,657
Credit Lines	8,337	8,337
—Local Banks	8,337	8,337
—Banks and international entities	0	0
Debt Securities	342,510	342,510
—Unsubordinated Notes	101,168	101,168
—Subordinated Notes	241,342	241,342
Other Liabilities	0	0
Total Deposits and Long-Term Debt	352,504	352,504

Total Deposits and Debt	15,050,709	15,050,709
Shareholders’ Equity
Capital Stock	1,475	1,606
Paid-in Capital	17,281	17,281
Capital Adjustments	1,463,420	1,463,420
Reserves	3,092,193	3,092,193
Retained Deficit	(1,113,404)	(1,113,404)
Other Comprehensive Income	21,972	21,972
Income from the Period	956,270	956,270
Total Shareholders’ Equity	4,439,207	4,439,339
Total Capitalization	4,791,711	4,791,843
________________
(1)    Includes assets and liabilities with an original arrangement term of up to one year.
(2)    Includes assets and liabilities with an original arrangement term of over one year.

THE RIGHTS OFFERING
The Rights
We are distributing to the record holders of ADSs representing our Class B ordinary shares as of the record date non-transferable subscription rights to subscribe for and purchase additional ADSs representing additional Class B ordinary shares. The purchase price will be $53.87 per ADS, which is inclusive of the issuance fee of $0.05 per new ADS purchased.
Each holder of ADSs will receive 0.01117 subscription right for each ADS held by such holder as of the record date. Each subscription right will entitle the holder thereof to purchase, on or prior to the expiration time of the rights offering, one new ADS at a subscription price of $53.87 per ADS.
We intend to keep the rights offering open until February 6, 2025, unless our board of directors extends such time.
Subscription Price. The subscription price of $53.87 per ADS is inclusive of the issuance fee of $0.05 per ADS, and was determined pursuant to a formula included in the Share Purchase Agreement, which calculates the price as the average of the volume-weighted trades of the ADSs, as quoted by Bloomberg, over the period starting thirty-five (35) business days prior to the Acquisition closing and ending six (6) business days before the Acquisition closing. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of the ADSs to be offered in the rights offering. You should not consider the subscription price as an indication of value of us or our securities. The market price of ADSs may decline during or after the rights offering, including below the subscription price. You should obtain a current quote of ADSs before exercising your subscription rights and make your own assessment of our business and financial condition, our prospects for the future and the terms of the rights offering.
Method of Exercising Rights
The exercise of rights is irrevocable and may not be cancelled or modified.
You may exercise your rights as follows:
Subscription By Registered Holders
You may exercise your subscription privilege by properly completing and executing your ADS subscription form, together with any required signature guarantees, and forwarding it, together with payment in full of the subscription price and issuance fee for each ADS you subscribe for, to the rights agent at the address set forth under the subsection entitled “Rights Agent,” so that it is received by 5:00 p.m., New York City time, on the expiration date.
Subscription By DTC Participants
Brokers and other securities intermediaries that hold ADSs for customers may exercise subscription rights on behalf of customers through DTC’s automated system.
Subscription By Beneficial Owners
If you hold ADSs in an account with a broker or other securities intermediary and you wish to exercise subscription rights, you should instruct your broker or other securities intermediary to exercise your rights and deliver all documents and payment on your behalf prior to 5:00 p.m. New York City time, on the expiration date of the rights offering. Your subscription rights will not be considered exercised unless the rights agent receives all of the required documents and your full subscription price payment prior to 5:00 p.m. New York City time, on the expiration date. Brokers and securities intermediaries will set their own cutoff dates and times to receive instructions from customers, which will be earlier than the expiration date. You should contact your broker or other securities intermediary to determine the cutoff date and time that applies to you.

Payment Method
If you are a registered holder of ADSs, your payment of the subscription price must be made in United States dollars for the full number of ADSs for which you are subscribing by personal or business check payable to the order of “The Bank of New York Mellon.” Your payment will be considered received by the rights agent only upon the receipt of collected funds in the subscription account designated in this prospectus supplement.

You should read the instruction letter accompanying your ADS subscription form carefully and strictly follow it. DO NOT SEND ADS SUBSCRIPTION FORMS OR PAYMENTS TO US. We will not consider your subscription received until the rights agent has received delivery of a properly completed and duly executed ADS subscription form and payment of the full subscription amount. The risk of delivery of all documents and payments is on you or your nominee, not us or the rights agent.

The method of delivery of ADS subscription forms and payment of the subscription amount to the rights agent will be at the risk of the holders of rights, but, if sent by mail, we recommend that you send those forms and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the rights agent and clearance of payment before the expiration of the subscription period.

Unless an ADS subscription form requests that the ADSs are to be delivered to the record holder of such rights at its registered address or such form is submitted for the account of a bank or a broker, signatures on such ADS subscription form must be medallion guaranteed by an “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an officer or correspondent in the United States, subject to any standards and procedures adopted by the rights agent, each of which we refer to as an eligible institution.

Calculation of Subscription Rights Exercised
If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised the maximum number of subscription rights that may be exercised with the aggregate subscription price payment you delivered to the rights agent. If we do not apply your full subscription price payment to your purchase of ADSs, we or the rights agent will return the excess amount to you by mail, without interest or deduction, as soon as practicable after the exercise of your rights is completed.
Expiration date and Amendments
The subscription period, during which you may exercise your subscription privilege, expires at 5:00 p.m., New York City time, on the expiration date. If you do not exercise your rights prior to that time, your rights will expire without value and will no longer be exercisable. We will not be required to issue Class B ordinary shares or ADSs to you if the rights agent receives your ADS subscription form or your payment after that time, regardless of when you sent the ADS subscription form and payment. We may, in our sole discretion and subject to applicable regulations, extend, modify and/or postpone the time for exercising the subscription rights. If the commencement of the rights offering is delayed for a period of time, the expiration date of the rights offering will be similarly extended.
We will extend the duration of the rights offering as required by applicable law and may choose to extend it if we decide that changes in the market price of our Class B ordinary shares or ADSs warrant an extension or if we decide to give shareholders more time to exercise their subscription rights in the rights offering. We may extend, modify and/or postpone the expiration date of the rights offering by giving oral or written notice to the rights agent on or before the scheduled expiration date. If we elect to extend, modify and/or postpone the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date.
We reserve the right, in our sole discretion, to amend or modify the terms of the rights offering.
Conditions and Termination
We may terminate the rights offering, if at any time before completion of the rights offering there is any foreign or domestic, federal, state or local law (including common law), statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or requirement of any governmental authority or any arbitration tribunal applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate the rights offering, all subscription rights, whether exercised or unexercised, will expire without value, no further exercises will be permitted and all subscription payments previously received by the rights agent will be returned without interest or deduction as soon as practicable.

Rights Agent
The rights agent for this offering is The Bank of New York Mellon. The address to which subscription documents and payments other than wire transfers should be mailed or delivered is:

By Mail: The Bank of New York Mellon Attn: Voluntary Corporate Actions, COY: GGAB P.O. Box 43011 Providence, RI 02940-3011	By Overnight Courier: The Bank of New York Mellon Attn: Voluntary Corporate Actions, COY: GGAB 150 Royall Street, Suite V Canton, MA 02021
If you deliver subscription documents in a manner different than that described in this prospectus supplement, then we may not honor the exercise of your subscription rights.
You should direct any questions or requests for assistance concerning the method of subscribing for the ADSs or for additional copies of this prospectus supplement or the accompanying prospectus to our information agent, at:
Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Shareholders, Banks and Brokers
Toll Free from within the United States: 833-880-5888 or
(502) 954-0774 for international holders
Fees and Expenses
We will pay all fees charged by the rights agent. You are responsible for paying the Depositary’s issuance fee of $.0.05 per new ADS purchased and any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the rights. Neither we nor the rights agent will pay such expenses.

Fractional ADSs
We will not issue fractional shares or deliver any fractional ADSs. If your rights would allow you to purchase a fractional ADS, you may exercise your rights only by rounding down to and paying for the nearest lower whole number of ADSs.
Medallion Guarantee May Be Required

Your signature on each ADS subscription form must be guaranteed by an eligible institution, unless:
your ADS subscription form requests that ADSs are to be delivered to you as record holder at your registered address; or
you are an eligible institution.
Notice To Brokers and other Securities Intermediaries
If you are a broker or other securities intermediary holding ADSs for the account of others on the record date, you should notify the respective beneficial owners of such securities of the rights offering as soon as possible to find out their intentions with respect to exercising subscription rights. You should obtain instructions from the beneficial owner with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should exercise the applicable subscription rights through DTC’s automated system.
Beneficial Owners
If you are a beneficial owner of ADSs through an account with a broker or other securities intermediary, we will ask your intermediary to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your intermediary act for you. To indicate your decision with respect to your subscription rights, you should complete and return to your broker or other securities intermediary the “Beneficial Owners Election Form” attached to the form entitled “Letter to Clients.” You should receive this form from your broker or other securities intermediary with the other rights offering materials. You should contact your broker or other securities intermediary if you do not receive this form, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker or other securities intermediary or if you receive it without sufficient time to respond.

Validity of Subscriptions
We will resolve all questions regarding the validity and form of the exercise of your subscription privilege, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion and subject to applicable regulations. Neither we nor the rights agent shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, only when a properly completed and duly executed ADS subscription form and any other required documents and payment of the full subscription amount have been received by the rights agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.
Escrow Arrangements; Return of Funds
The rights agent will hold all funds it receives with respect to the exercise of rights in a bank account until the exercise of such rights is complete. The rights agent will hold this money until such exercise is validly completed or the rights offering expires or terminates pursuant to the conditions set forth herein. If the rights offering is terminated prior to the completion of the valid exercise of rights for which the rights agent has received payment, the rights agent will promptly return this money to subscribers without interest or deduction. If you exercise the subscription privilege and are allocated a smaller number of ADSs than you subscribed for, the excess funds you paid will be returned to you without interest as soon as practicable.

Issuance of ADSs

The ADSs sold in the rights offering will be issued only in book-entry or uncertificated form, meaning that you will receive a registration confirmation from the Depositary reflecting ownership of these securities if you are a registered holder of such securities. If you hold your ADSs in an account with a broker or other securities intermediary, DTC will credit your intermediary’s account with the securities you purchased in the rights offering and your intermediary will credit your securities account.

Rights of Subscribers
You will have no right to revoke your subscriptions after you deliver your completed ADS subscription form, payment and any other required documents to the rights agent.
Foreign ADS Holders
We will not mail this prospectus supplement, the accompanying prospectus or ADS subscription forms to ADS holders with addresses that are outside the United States or that have an army post office or foreign post office address. To exercise subscription rights, our foreign shareholders must notify the rights agent prior to 11:00 a.m., New York City time, at least three business days prior to the expiration of the rights offering and demonstrate to the satisfaction of the rights agent and us that the exercise of such subscription rights does not violate the laws of the jurisdiction where you are located. Foreign ADS holders may contact the Company at +54 (011) 4343 7528.
No Revocation or Change
Once you submit the ADS subscription form to exercise any rights, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your rights unless you are certain that you wish to purchase additional ADSs at the subscription price.
Regulatory Limitation
We will not be required to deliver ADSs to you pursuant to the rights offering if, in our opinion, you are required to obtain prior clearance or approval from any state, federal or other regulatory authorities to own or control such ADSs or the Class B ordinary shares represented thereby and if, at the time the rights offering expires, you have not obtained such clearance or approval.
United States Federal Income Tax Consequences
We intend to take the position that a holder will not recognize income or loss for United States federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. You should consult your tax advisor as to your particular tax consequences resulting from the receipt and exercise or expiration of subscription rights and the acquisition, ownership and disposition of our Class B ordinary shares or ADSs acquired pursuant to exercise of the subscription rights. For further information, please see “Taxation—Material United States Federal Income Tax Considerations—U.S. Federal Income Tax Considerations Applicable to the Rights.”
No Recommendation to Rights Holders
Our board of directors is not making any recommendations to you as to whether or not you should exercise your rights. You should make your decision based on your own assessment of your best interests after reading this prospectus supplement and the accompanying prospectus.
Non-Listing of the Subscription Rights
The subscription rights will not be listed for trading on any stock exchange or market. Therefore, there will be no public market for the subscription rights. However, the ADSs issued upon the exercise of the subscription rights will remain listed on NASDAQ under the symbol “GGAL.”

Ordinary Shares Outstanding After the Rights Offering
As of December 31, 2024, our issued and outstanding capital stock consisted of 281,221,650 Class A ordinary shares and 1,307,292,051 Class B ordinary shares, including Class B ordinary shares represented by ADSs. After giving effect to the concurrent Argentine offering and this offering, and assuming that all offered securities in the rights offerings will be sold, we will have 1,325,032,091 Class B ordinary shares outstanding.
Other Matters
We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any Class B ordinary shares or ADSs from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations to accept or exercise the subscription rights. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions. Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any ADSs you may elect to purchase by exercise of your privilege in order to comply with state securities laws. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights you will not be eligible to participate in the rights offering. We are not currently aware, however, of any states or jurisdictions that would preclude participation in the rights offering. In addition, we have no intention at this time of making any “blue sky” filings, as we believe them to be inapplicable.
LEGAL PROCEEDINGS
For a full list of the legal proceedings to which we are a party, see “Item 8.A. Financial Information-Legal Proceedings,” in our Form 20-F, which is incorporated by reference herein.
As of the date of this prospectus supplement, we are a party to the following legal proceedings:
Banco Galicia
There are several consumer class actions (or related actions) that have been initiated against Banco Galicia and, in some cases, against certain of its subsidiaries; “Estado Nacional - Ministerio de Economía y Finanzas Públicas de la Nación c/Adecua y otros s/Ordinario”; “Usuarios y Consumidores Unidos (UCU) c/ Banco de Galicia y Buenos Aires S.A. y otros s/ Ordinario”; “PADEC (Prevención, Asesoramiento y Defensa del Consumidor)” y otro c/ Banco de Galicia y Bs.As. S.A. y/otro s/ ordinario”; “Unión de Usuarios y Consumidores c/Banco de Galicia y Buenos Aires S.A. y/ otro s/ Sumarísimo”; “Unión de Usuarios y Consumidores c/Banco de Galicia y Buenos Aires S.A. y/ otro s/ Sumarísimo”; “ADDUC (Asociación de Defensa de los Derechos de Usuarios y Consumidores) c/ Banco de Galicia y Buenos Aires S.A. s/ Ordinario”;“Asociación Civil de Usuarios Bancarios Argentinos (ACUBA) c/ Banco de Galicia y Buenos Aires S.A s/ acción colectiva de consumo”; “Protegiendo al Consumidor PAC c/ Banco Galicia y Bs. As. s/ Ordinario”; “Usuarios y Consumidores Unidos c/ Cia. Financiera Argentina S.A. y otro s/ ordinario” and “KUFERT, Horacio Bernardo y Proconsumer (Asociación de protección a consumidores del Mercado Común del Sur) c/ Banco de Galicia y Buenos Aires S.A. s/ sumarísimo”. These class actions in large part challenge the right of Banco Galicia (and, as applicable, its relevant subsidiaries) to charge certain fees, charges, commissions and other amounts in connection with life insurance products, debit cards, credit cards, account maintenance services, personal loans, cash advances and mortgage loans. Banco Galicia believes that the dispute resolution procedure of the described class actions, in the case that all of them have an unfavorable outcome, will not have a material adverse effect on its operations.
CNV and BCRA Administrative Proceedings

On April 30, 2024, Banco Galicia was notified of the initiation of an administrative proceeding (procedimiento administrativo sustanciado) by the CNV against Banco Galicia, Galicia Securities S.A.U., Inviu S.A.U., and certain officers thereof, for an alleged violation of Article 117, Section (b) of the Argentine Capital Markets Law, Article 2, Sections (a), (b), and (c) of Section II of Chapter III of Title XII of the CNV Rules, and Article 59 of the Argentine Corporations Law, initiated at the request of the BCRA. The alleged violation relates to certain trading transactions performed on February 19 and 20, 2024, by Banco Galicia, Galicia Securities S.A.U., and Inviu S.A.U. The CNV alleges that these transactions were made in violation of the law and resulted in the manipulation by Banco Galicia of the TDE25 Dual-Bond market price and the subsequent execution by Banco Galicia of its put options in connection therewith at a higher price, thus generating a loss to the BCRA of Ps.23 billion (the “Alleged Loss”).
On May 29, 2024, Banco Galicia submitted its defense contesting the allegations that such trading activities violated the Argentine Capital Markets Law. As of the date of this prospectus supplement, the administrative proceeding is ongoing and under administrative review. On June 27, 2024, Banco Galicia, in an effort to resolve the allegation without any admission or acknowledgment of wrongdoing, made a payment equal to the Alleged Loss plus accrued interest, for a total amount of Ps.28.8 billion, to the BCRA.
Additionally, Banco Galicia’s Board of Directors directed the Internal Audit Management Department, the Financial Banking Management Department, and the Risk Management Department to take certain remedial steps, enhance monitoring and risk management processes, perform a comprehensive review, and establish additional preventive control measures. While Banco Galicia has taken these remedial actions, there can be no assurance that such measures will be effective in preventing similar situations in the future.
Although the administrative proceeding is ongoing and has not been dismissed as of the date hereof, Banco Galicia does not believe that the resolution thereof will have a material adverse effect on Banco Galicia’s results of operations, financial condition, or prospects.
Furthermore, on May 29, 2024, the CNV resolved to refer the matter to the Public Prosecutor’s Office for further review and potential criminal charges in connection with the trading transactions described above. Banco Galicia intends to contest any such charges and to pursue the dismissal or termination of any resulting action. Banco Galicia does not expect, even if such matter were to be concluded in any adverse manner against Banco Galicia or its affiliates, that such proceedings or their outcome would have a material adverse effect on Banco Galicia’s business, operations or financial results.
Similarly, on October 23, 2024, the BCRA resolved to initiate the financial summon proceeding (sumario en lo financiero) No. 1631, in which it alleged that Banco Galicia and certain of its directors, managers, former managers, and former employees were responsible for certain management and/or internal control weaknesses or failures within the financial institution, in apparent violation of (i) certain provisions of the Consolidated Text of the 'Minimum Standards on Internal Controls for Financial Entities' (‘Normas Mínimas sobre Controles Internos para Entidades Financieras’) and its complementary and amending regulations; (ii) certain provisions of the Consolidated Text of the 'Standards on Risk Management Guidelines for Financial Entities' (‘Normas sobre Lineamientos para la Gestión de Riesgos en las Entidades Financieras’) and its complementary and amending regulations; and (iii) certain provisions of the Consolidated Text of the 'Standards on Corporate Governance Guidelines for Financial Entities' (‘Normas sobre Lineamientos para el Gobierno Societario en Entidades Financieras’) and its complementary and amending regulations. The allegations concern     operations conducted between February 19, 2024, and February 21, 2024, by the Banco Galicia and its affiliates, Galicia Securities S.A.U. and INVIU S.A.U., involving TDE25 Dual-Bond and the subsequent execution of by Banco Galicia of its put options. To date, the parties involved have presented their corresponding defenses, and Banco Galicia is working on the relevant defense arguments.

As of the date of this prospectus supplement, there are various other proceedings, including ongoing tax audits, proceedings and investigations, and claims against Banco Galicia or its subsidiaries that have arisen in the ordinary course of its business, none of which, if they were to have an unfavorable outcome, Banco Galicia expects would have a material adverse effect on its operations or financial results.

ARGENTINE BANKING REGULATION
The following information supplements and should be read in conjunction with, “Item 4. Information on the Company— B.6. Argentine Banking Regulation” in our Form 20-F, which is incorporated herein by reference. It contains a summary of certain matters relating to the Argentine banking system, including provisions of Argentine law and regulations applicable to financial institutions in Argentina. This summary is not intended to constitute a complete analysis of all laws and regulations applicable to financial institutions in Argentina.
The following is a summary of certain matters relating to the Argentine banking system, including provisions of Argentine law and regulations applicable to financial entities in Argentina, such as Grupo Galicia’s main subsidiary, Banco Galicia. This summary is not intended to constitute a complete analysis of all laws and regulations applicable to financial entities in Argentina.
General
Since 1977, banking activities in Argentina have been regulated by the Financial Institutions Law N° 21,526 (“FIL”), which places the supervision and control of the Argentine banking system in the hands of the autonomous BCRA, the principal monetary and financial authority in Argentina that operates independently from the Government. The BCRA enforces the FIL and grants authorization to banks to operate in Argentina. The FIL confers numerous powers to the BCRA, including the ability to grant and revoke bank licenses, authorize the establishment of branches of Argentine banks outside of Argentina, approve bank mergers, capital increases and certain transfers of stock, set minimum capital, liquidity and solvency requirements and lending limits, grant certain credit facilities to financial entities in cases of temporary liquidity problems and to promulgate other regulations and to enforce the FIL. The BCRA has vested the Superintendency with most of the BCRA’s supervisory powers. Such entity is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial entities and establishing rules for participation of financial entities in the official foreign exchange market or “Mercado Libre de Cambios” and the issuance of bonds and other securities, among other functions. In this section, unless otherwise stated, references to the BCRA should be understood to be references to the BCRA acting through the Superintendency. FIL grants the BCRA broad access to the accounting systems, books, correspondence, and other documents belonging to banking institutions. The BCRA regulates the supply of credit and monitors the liquidity, and generally supervises the operation, of the Argentine banking system.
Current regulations equally regulate Argentine and foreign-owned banks.
Supervision
As the regulator of the Argentine financial system, the BCRA requires financial entities to submit information on a daily, monthly, quarterly, semiannual, and annual basis. These reports, which include balance sheets and income statements, information relating to reserve funds, use of deposits, portfolio quality (including details on debtors and any established loan loss provisions) and other pertinent information, allow the BCRA to monitor financial entities financial condition and business practices.
The BCRA periodically carries out formal inspections of all banking institutions in order to monitor compliance by banks with legal and regulatory requirements and confirm the accuracy of the information provided to the BCRA. If BCRA rules are breached, it may impose various sanctions depending on the magnitude of the infringement. These sanctions range from warning calls up to the imposition of fines, or even the revocation of the financial institution’s operating license. Moreover, non-compliance with certain rules may result in the obligatory presentation to the BCRA of specific adequacy or regularization plans. The BCRA must approve these plans in order for the financial institution to remain operational.
Financial institutions operating in Argentina have been subject to the supervision of the BCRA on a consolidated basis since 1994. Information regarding “Limitations on Types of Business”, “Capital Adequacy Requirements”, “Lending Limits”, and “Loan Classification System and Loan Loss Provisions” related to a bank’s loan portfolio is calculated on a consolidated basis. However, regulations relating to a bank’s deposits are not based on consolidated
37

information, but on such bank’s deposits in Argentina (for example, liquidity requirements and contributions to the deposit insurance system).
Examination by the BCRA
The BCRA began to rate financial institutions based on the “CAMEL” quality rating system in 1994. Each letter of the CAMEL system corresponds to an area of the operations of each bank being rated, with: “C” standing for capital, “A” for assets, “M” for management, “E” for earnings, and “L” for liquidity. Each factor is evaluated and rated on a scale from one to five, with one being the highest rating an entity can receive. The BCRA modified the supervision system in September of 2000. The objectives and basic methodology of the new system, referred to as “CAMELBIG,” do not differ substantially from the CAMEL system. The components were redefined in order to evaluate business risks separately from management risks. The components used to rate the business risks are capital, assets, market, earnings, liquidity, and business. The components to rate management risks are internal control and the quality of management. By combining the individual factors under evaluation, a combined index can be populated that represents the final rating for the financial institution.
In the case of Banco Galicia, the last audit took place in 2024, and the final memorandum was received on August 26, 2024. BCRA is in the process of preparing the final note.

Regulatory Capital (Minimum Capital Requirements)
Financial entities are subject to the capital adequacy rules of the BCRA, consequently Banco Galicia, as a commercial bank, must maintain a minimum capital amount measured as of each month’s closing. BCRA regulations establish that financial institutions legal capital should be equal to the greater value resulting from the comparison between the applicable basic requirement (corresponding to the type of entity) and the sum of those determined by credit and market risk, as well as operational risk.
The minimum basic capital requirement for a commercial bank located in the Autonomous City of Buenos Aires, such as Banco Galicia, is a capital reserve of at least Ps.5.000 million. The minimum capital requirements related to credit risk, which are calculated according to a formula established by the BCRA, are designed to establish the minimum capital necessary to offset the risk that the counterparty does not comply with its obligation in a transaction related to the assets that are being reviewed. The minimum capital requirements related to market risks are designed to offset the eventual losses generated by a change of market rates or of credit quality, which would affect the assets and liabilities of the bank. Such market risk includes (among other risks) liquidity risk and interest rate risk. Operational risk includes the possibility of incurring a failure or deficiency in losses as a result of external events or as a result of a failure or deficiency in internal processes, human error, or internal systems.
In order to verify compliance with the minimum capital requirements, the BCRA considers the RPC of a particular entity (i.e., capital that the entities actually have). Pursuant to the BCRA’s regulations, a bank’s RPC is the sum of the minimum core capital (Tier I capital) and supplementary capital (Tier II capital), minus certain deductible concepts. The BCRA considered Basel III requirements in order to regulate the RPC (and listed the assets included in each Tier as well as the deductible concepts in accordance with such rules).
According to the BCRA’s regulations, any financial entity operating with an RPC under the minimum capital requirements must: (i) pay-in the corresponding amount within the following two months from the month in which it fails to comply with the requirement, or (ii) submit to the Superintendency a regularization and reorganization plan within the following 30 calendar days counted as from the last day of the month in which it fails to comply with the requirement. The Superintendency may appoint a supervisor and impose restrictions on distribution of dividends, among other actions, when non-compliance with the RPC requirements occurs or any warning from the Superintendency is received.
In addition, any financial entity operating under the daily integration of the minimum capital requirement related to market risk (when such failure is caused by the requirements established to guard against interest rate risk, foreign exchange risk or equity price risk), must pay-in the corresponding amount necessary to comply with the requirements and/or reduce its asset position until the applicable requirement is complied with, within a term of ten business days counted from the first failure to comply with the requirements. In case the non-compliance situation remains after such term has elapsed, the entity must submit to the Superintendency a regularization and reorganization plan within the following five days.
Legal Reserve
The BCRA and FIL rules requires that every year banks allocate to a legal reserve a percentage of their net profits established by the BCRA, which currently amounts to 20% of their yearly income. Such reserve may only be used during periods in which such financial institution has incurred losses and has exhausted all other reserves. Distribution of dividends will not be allowed if the legal reserve is not met.
Profit Distribution
Profit distribution of financial institutions (the concept pursuant to which a payment of dividends is included) must be authorized by the Superintendency. Financial institutions may distribute profits without exceeding the limits set forth in the “Distribution of Profits” rules established by the BCRA. The amount to be distributed must not compromise the entity’s liquidity and solvency. The Superintendency is entitled to intervene to verify the correct application of the procedures and regulations with respect to dividends approved and to be distributed by financial institutions. Nevertheless, as explained above, dividends to be paid in a foreign currency to international investors, may be subject to foreign exchange restrictions.
The BCRA sets rules for the conditions under which financial institutions can make distributions of profits. BCRA regulations require that 20% of a company’s profits, subject to certain adjustments, be allocated to legal reserves. This requirement applies regardless of the company’s ratio of legal reserves to capital stock.
In addition to the foregoing, BCRA regulations regarding profit distributions provide that profits can be distributed so long as a company’s results of operations are positive after deducting required legal reserves, the difference between the carrying amount and the fair market value of public sector assets and/or debt instruments issued by the BCRA not valued at fair market price, and the amounts capitalized for legal proceedings related to deposits and any unrecorded adjustments required by external auditors or the BCRA. Furthermore, companies must also comply with capital adequacy rules, which set forth minimum capital requirements and required regulatory capital.
All Argentine financial institutions are also required to maintain capital in an additional capital reserve equal to 2.5% of risk-weighted assets and 3.5% for financial institutions classified as systemically important, which must be comprised of only Tier I Common Capital, net of deductible items. Profit distributions of financial institutions will not be authorized if failing to meet with the required computable regulatory capital set forth above. In certain cases, that margin may be modified by the BCRA, as established in the “Distribution of Profits” rules.
Profits, if any, resulting from the first-time application of IFRS may not be distributed. Any such profits will be allocated to a special reserve recorded under equity, which may only be released for capitalization purposes, or to otherwise offset potential losses.
Until December 31, 2024, financial institutions authorized by the BCRA could distribute profits in six equal, monthly, and consecutive installments of up to 60% of the amount that would have been applicable under these regulations.

Legal Reserve Requirements for Liquidity Purposes

The deposit amount minus the minimum cash requirement determines the “lending capacity” of a particular deposit.
The BCRA modifies the applicable minimum cash requirement from time to time depending on monetary policy considerations. The BCRA can modify the applicable minimum cash requirement from time to time based on monetary policy considerations, but has not done so recently (i.e., in the past 2 years).

The then-applicable minimum cash requirement is determined on the basis of the average daily balances of the obligations: (i) recorded at the end of each day, during the period prior to their integration for Argentine Pesos; and (ii) at the end of each day during each calendar month, for foreign currency and securities.
The averages will be obtained by dividing the sum of the daily balances by the total amount of days of each month. For days in which no movement is recorded, the balance will be that of the immediately preceding day. Compliance with minimum cash requirements must be made in the same debt currency and/or instrument that corresponds to the requirement (with certain exceptions), and might be completed through, among others, (i) checking accounts, denominated in Pesos, opened by financial entities in the BCRA; (ii) “Minimum Cash Accounts”, denominated in U.S. Dollars or other foreign currencies, opened by financial entities in the BCRA; (iii) special guarantee accounts in favor of clearing houses and for coverage of credit cards, vouchers and ATM operations and for transfer settlement of immediate funds; (iv) non-bank financial entities checking accounts opened in commercial banks for the requirement of minimum cash integration; (v) special accounts opened in the BCRA linked for the provision of social security benefits administered by the ANSES and (vi) “sub-accounts 60” which are accounts that contain a minimum amount of cash received from investments in public securities and debt instruments issued by the BCRA, at market value.
According to the “Minimum Cash” rule of the BCRA (as modified and complemented), the percentages of minimum cash requirements for financial institutions that belong to Group “A”, are as follows:
•Demand deposits:
•Peso-denominated checking accounts and savings accounts: 45%.
•Deposits in checking accounts of non-bank financial institutions, computed for purposes of meeting their required minimum cash reserve: 100%.
•Savings accounts denominated in foreign currency: 25%.
•Fixed term deposits:
•Peso-denominated: (i) up to 29 days, 25%; (ii) 30 to 59 days, 14%; (iii) 60 to 89 days, 4%; (iv) 90 days or more, 0%.
•Foreign currency-denominated: (i) up to 29 days, 23%; (ii) 30 to 59 days, 17%; (iii) 60 to 89 days, 11%; (iv) 90 to 179 days, 5%; (v) 180 to 365 days, 2% and (vi) more than 365 days, 0%.
•Fixed term deposits adjusted by UVA/UVI (by remaining maturity):
•(i) up to 29 days, 7%; (ii) from 30 to 59 days, 5%; (iii) from 60 to 89 days, 3%; (iv) 90 days or more, 0%.
As of December 31, 2024, Banco Galicia was in compliance with its legal reserve requirements and continued to be in compliance as of the date of this prospectus supplement.
Limitations on Types of Business
In accordance with the provisions of the FIL, commercial banks are authorized to carry out all activities and operations which are not strictly prohibited by law or by the BCRA regulations. Permitted activities include the capacity to grant and receive loans; receive deposits from the general public in local and foreign currency; secure its customers’ debts; acquire, place and trade with shares and debt securities in the Argentine over-the-counter market (subject to prior approval of the CNV, if applicable); carry out operations in foreign currencies; act as trustee in financial trusts; and issue credit cards.
Pursuant to the BCRA’s regulations, financial institutions are not allowed to hold more than a 12.5% interest (or more than a specific percentage of the financial institution’s adjusted shareholders’ equity) in the outstanding capital of a company which does not provide services complementary to those offered by financial institutions, as established in the “Complementary services of financial activities” rules. The BCRA determines which services are complementary to those provided by financial institutions. To this date, it has been determined that, among others, such services mainly include those offered in connection with stock brokerage, the issuance of credit, debit or similar cards, financial intermediation in leasing and factoring transactions. Since May 5, 2022, financial institutions may not carry out or facilitate transactions with digital assets –including crypto assets and those whose yields are determined based on the variations that they register– which are not authorized by a national regulatory authority or by the BCRA.
Non-banking financial institutions are not allowed to provide certain services and activities, such as opening checking accounts, among other activities.
Capitalization of Debt Instruments
Communication “A” 6304 (as amended) of the BCRA provides that all regulations related to capital increases must be cash contributions. However, the regulation establishes that subject to the prior authorization of the Superintendency, the following instruments are allowed as capital contributions: (i) securities issued by the Government, (ii) debt instruments issued by the BCRA, and (iii) a financial institution’s deposits and other liabilities resulting from its financial brokerage activities, including subordinated obligations. With respect to instruments (i) and (ii), the contributions must be recorded at their market value. It is understood that an instrument has a market value when it is regularly listed on regulated local or foreign stock markets and traded on such markets in such amounts that the liquidation of such instruments does not significantly affect the listing price of such instruments. With respect to clause (iii) above, contributions must be recorded at their market value, as defined in the previous sentence or, in the case of financial institutions that publicly offer their stock, at the price determined by the applicable regulatory authority. If the aforementioned conditions are not met, the instruments in question will not be contributable as capital.
Deposits and other liabilities resulting from a given financial institution’s financial brokerage activities, including subordinated obligations that are not permitted to be traded in local or foreign regulated secondary markets, will be allowed to be contributed as capital at their accounting value, pursuant to BCRA rules.
Lending Limits
According to the “large exposures to credit risk” and “minimum capital for financial institutions” rules, the total amount of all credit risk exposure values of a financial entity to a single counterparty or, where appropriate, a group of related counterparties, may not exceed at any time the maximum limits regulated by the BCRA, which are established in relation to the bank’s Tier 1 capital.
In accordance with the BCRA’s regulations, the exposure limit to a counterpart or connected counterpart group of the non-financial private sector will be 15% of the Bank’s level one capital. However, this limit may be increased by 10% for exposures that are secured with preferred guarantees.
The total amount of financial assistance a bank is authorized to provide to a borrower and its affiliates is also limited based on the borrower’s shareholders’ equity. The total amount of financial assistance granted to a borrower shall not be higher than, in the aggregate, 100% of such borrower’s shareholders’ equity, although such limit may be increased an additional 200% of the borrower’s shareholders’ equity if the sum does not exceed 2.5% of the bank’s computable capital.
Global exposure to the public sector (national, provincial and municipal public sector) shall not be higher than 75% of the bank’s computable capital. Additionally, Section 12 of Communication “A” 3911, as amended, establishes that the average monthly financial assistance to non-financial public sector, in the aggregate, shall not be higher than 35% of the bank’s total assets as of the end of the previous month.
The BCRA also regulates the level of “total financial exposure” a bank has to related parties. A party may be a “related party” by: a) control, when an individual or a legal person directly or indirectly exercises control over the bank or is controlled directly or indirectly by the bank; or b) personal relationship, regarding individuals (including their families and any other entity which they control) who serve as directors, trustees, general managers, or managers with credit attributions.
Financial institutions may not grant, directly or indirectly, new financial assistance to related counterparties in the following cases: (i) if the counterparties have at least one classification other than "in normal status" according to the most recent information available in the “Central de Deudores del Sistema Financiero” (Financial System Debtors Database); and (ii) if the institution has outstanding debt due to financial assistance from the BCRA.
The BCRA limits the level of total financial exposure that a bank can have outstanding to related parties, depending on the rating granted to each bank by the Superintendency. Banks rated 4 or 5 are prohibited from extending financial assistance to related parties. For banks ranked between 1 and 3, the financial assistance offered to related parties based on a relationship of control and without a guarantee, may not exceed 5% of the bank’s level one capital. The bank may increase this limit to 10% if the financial assistance is secured.
Financial assistance to related parties based on a “personal relationship” has a 5% limit of Level 1 capital of the entity providing the financing (the limit is unique for all cases and includes operations with and without guarantees).
However, a bank may grant additional financial assistance to such related parties up to the following limits:
1)Individual maximum limits for customers over which a bank has control:
•Domestic financial entities:
Financial institutions rated 1, 2 or 3, and its controller or the borrower.
•If the receiving affiliate is a financial institution rated 1, subject to consolidation with the lender, the amount of total financial exposure can reach 100% of a bank’s TIER 1, and 50% for additional financial assistance, in two 25% tranches
•If the receiving affiliate is a financial institution rated 2, subject to consolidation with the lender the amount of total financial exposure can reach 20% and an additional 105% can be included, in two 25% tranches and one 55% tranches
•If the receiving affiliate is a financial institution rated 3, the amount of total financial exposure can reach 10%, and additional financial assistance can reach 40%, in two 20% tranches
Financial institutions that do not meet the above conditions with the lender or the borrower: 10%
•If the receiving affiliate is a financial institution that does not fulfill any of the above-mentioned categories, the amount of total financial exposure can reach 10%.
•Domestic companies with complementary services:
Domestic companies with complementary services associated with brokerage activities, financial brokerage in leasing and factoring operations, and temporary acquisition of shares in companies to facilitate their development in order to sell such shares afterwards
•Controlling company rated 1: General assistance 100%
•Controlling company rated 2: General assistance 10% / Additional assistance 90%
Domestic companies with complementary services related to the issuance of credit cards, debit cards or other cards:
•Controlling company rated 1: General assistance 100% / Additional assistance 50%, in two 25% tranches
•Controlling company rated 2: General assistance 20% / Additional assistance 105%, in two 25% tranches and one 55% tranches
•Controlling company rated 3: General assistance 10% / Additional assistance 40%, in two 20% tranches

Domestic companies with complementary services, not subject to consolidation with the lender or the borrower: 10%
•Foreign financial entities:
Investment grade 10%
No Investment grade: Unsecured 5%; with and without warrants 10%
•Other counterparties related by control
Unsecured 5%; with and without warrants 10%
2)Individual maximum limits for customers over which there is a personal relationship
•Lender is ranked from 1 to 3: 5% of its TIER 1
In addition, the aggregate amount of a bank’s total financial exposure to its related parties, except for the ones subject to individual maximum limits higher than 10% (complementary services companies), may not exceed 20% of such bank’s TIER 1.
Notwithstanding the limitations described above, the sum of computable exposure is also limited in order to prevent risk concentration. To that end, the total exposure independently of whether customers qualify as such bank’s related parties or not, in the case in which such exposure exceeds 10% of such bank’s TIER 1, may not exceed three times the bank’s TIER 1, excluding total financial exposure to domestic financial institutions, or five times the bank’s TIER 1, including such exposure.
For a second-grade financial institution (i.e., a financial institution that provides financial products to other banks and not to retail customers), the latter limit is ten times such financial institution’s TIER 1.
Banco Galicia has historically complied with such rules.
Loan Classification System
General
Banco Galicia is required to comply with the Argentina Central Bank regulations. In 1994, the BCRA introduced the current loan classification system and the corresponding minimum loan-loss provision requirements applicable to loans and other types of credit (collectively referred to as “loans”) to private sector borrowers. Banco Galicia forecasts provisions using the expected loss methodology in accordance with IFRS standards.
The current loan classification system applies certain criteria to classify loans in a bank’s “consumer” portfolio, and another set of criteria to classify loans in its “commercial” portfolio. The classification system is independent of the currency in which the loan is denominated.
The loan classification criteria applied to loans in the consumer portfolio is based on objective guidelines related to the borrower’s credit score, legal status, and other information provided by credit rating agencies. However, if a borrower has defaulted in the past or is non-current on obligations, a lower rating is assigned by Banco Galicia. In the event of any discrepancy, the guidelines indicating the higher risk level should be considered. The classification criteria for the consumer portfolio are based on the fulfillment of obligations with the bank, other institutions in the financial system, and the borrower’s legal status.
For the purposes of the Argentina Central Bank’s regulations, consumer loans are defined as mortgage loans, pledge loans, credit card loans and other types of loans in installments granted to individuals. All other loans are considered commercial loans. In addition, in accordance with an option set forth in these regulations, Banco Galicia prospectively applies the consumer portfolio classification criteria to commercial loans of up to Ps.1,198,966,000. This classification is based on the level of fulfillment and the situation thereof.
The main classification criterion for loans in the commercial portfolio is each borrower’s ability to pay, mainly in terms of such borrower’s future cash flows. If a customer has both commercial and consumer loans, all of these loans will be considered as a whole to determine eligibility for classification in the corresponding portfolio. Loans backed with preferred guarantees will be considered at 50% of their face value.
By applying the Argentina Central Bank’s classification to commercial loans, banks must assess the following factors: the current and projected financial situation of the borrower, the customer’s exposure to currency risk, the customer’s managerial and operating background, the borrower’s ability to provide accurate and timely financial information, as well as the overall risk of the sector in which the borrower operates and the borrower’s relative position within that sector.
The Argentina Central Bank’s regulations also establish that a team independent from the departments responsible for credit origination must carry out a periodic review of the commercial portfolio. Banco Galicia’s Credit Division, which is independent from the business units that generate transactions, is responsible for these reviews.
The review must be conducted for each borrower whose outstanding debt exceeds Ps.1,198,966,000. The frequency of the review for each borrower depends on the bank’s exposure to that borrower. The BCRA requires that the larger the exposure, the more frequent the review should be. The portfolio review must be carried out at least with the following frequency: (i) Quarterly: for financings equal to or greater than 5% of the Bank’s RPC; and (ii) Semiannually: for financings between the lesser of 1% of the RPC or Ps.1,198,966,000, and less than 5% of the RPC.
In addition, only one level of discrepancy is permitted between the classification assigned by a bank and the lowest classification assigned by at least two other banks whose combined credit to the borrower represents 40% or more of the total credit of the borrower, considering all banks. If Banco Galicia’s classification was different by more than one level from the lowest classification granted, Banco Galicia must immediately downgrade its classification of the debtor to the same classification level, or else within one classification level.
Loan Classification
The following tables contain the five loan classification categories corresponding to the different risk levels set forth by the Argentina Central Bank. Banco Galicia’s total exposure to a private sector customer must be classified according to the riskier classification corresponding to any part of such exposure.
Commercial Portfolio

Loan Classification	Description
A. Normal Situation
The debtor is widely able to meet its financial obligations, demonstrating significant cash flows, a liquid financial situation, an adequate financial structure, a timely payment record, competent management, available information in a timely, accurate manner and satisfactory internal controls.
The debtor belongs to a sector of economic activity that records an acceptable future trend with good prospects and the debtor is competitive within such economic activity.

B. With Special Follow-up
Cash flow analysis reflects that the debt may be repaid even though it is possible that the customer’s future payment ability may deteriorate without a proper follow-up.
This category is divided into two subcategories:
B1. Under Observation.
B2. Under Negotiation or Refinancing Agreements.

C. With Problems
Cash flow analysis evidence problems to repay the debt, and therefore, if these problems are not solved, there may be some losses. It also includes customers that maintain payment agreements resulting from judicial or extrajudicial agreements approved by the relevant insolvency court.

D. High Risk of Insolvency
Cash flow analysis evidence that repayment of the full debt is highly unlikely. It also includes customers who have been sued by the creditor financial institution for the payment of amounts due or that have requested the preventive tender or concluded, and extrajudicial preventive agreement not yet approved by the relevant insolvency court.

E. Uncollectible
The amounts in this category are deemed total losses. Even though these assets may be recovered under certain future circumstances, inability to make payments is evident at the date of the analysis. It includes loans to insolvent or bankrupt borrowers.
Additionally, this category includes loans to borrowers indicated by the BCRA to be in non-accrual status with financial institutions that have been liquidated or are being liquidated, or whose authorization to operate has been revoked. It also includes clients with arrears exceeding one year.

Consumer Portfolio

Loan Classification	Description
A. Normal Situation
Loans with timely repayment or arrears not exceeding 31 days, both of principal and interest.
A customer classified in “Normal” situation that has been refinanced more than twice in the last twelve months in this category, must be re-classified to “Low-Risk”.

B. Low Risk
Occasional late payments, with a payment in arrears of more than 32 days and up to 90 days. A customer classified as “Low Risk” having been refinanced may be recategorized to “Normal”, as long as they amortize one principal installment (whether monthly or bimonthly) or repays 5% of principal.

C. Medium Risk
Some inability to make payments, with arrears of more than 91 days and up to 180 days. A customer classified as “Medium Risk” having been refinanced may be recategorized to “Low Risk” within this category, as long as they amortize two principal installments (whether monthly or bimonthly) or repays 5% of principal.

D. High Risk
Judicial proceedings demanding payment have been initiated or arrears of more than 180 days and up to one year. A customer classified as “High Risk” having been refinanced may be recategorized to “Medium Risk” within this category, as long as they amortize three principal installments (whether monthly or bimonthly) or repays 10% of principal.

E. Uncollectible
Loans to insolvent or bankrupt borrowers, or subject to judicial proceedings, with little or no possibility of collection, or with arrears in excess of one year. A customer classified as “Uncollectible” having been refinanced in this category, may be recategorized to “High Risk”, as long as they amortize three principal installments (whether monthly or bimonthly) or repays 15% of the principal.
Additionally, this category includes loans to borrowers indicated by the BCRA to be in non-accrual status with financial institutions that have been liquidated or are being liquidated, or whose authorization to operate has been revoked.

Limitation on Fees and Other Substantial Elements

The BCRA has issued regulations limiting amounts that entities can charge as credit card fees, as well as fees that can be charged for financial services rendered by financial entities, credit card issuers (and other similar entities). Such regulations provide that such fees must be duly justified from a technical and economic point of view and must be in relation to the total financial costs incurred by any such financial institution. Further, such Laws provide that applicable interest rates must be set forth.
In addition, such regulations provide that in order to modify fees and other conditions established in agreements executed by and between financial entities and consumers, the following requirements must be met (i) reasons for fee increases must be established in the agreements and must be duly justified; (ii) modifications cannot change the core or fundamental provisions of the agreement; (iii) the consumer must be duly informed of any such changes; and (iv) for the imposition of new fees, the consumer’s consent must be obtained.
Foreign Currency General Position
Pursuant to the FX Regulatory Framework, financial entities may determine their own Foreign Currency General Position, with certain limitations.
Deposit Insurance System
In 1995, Law No.24,485 and Decree No.540/95, as amended, created a mandatory deposit insurance system for bank deposits and delegated to the BCRA the organization and start-up of the deposit insurance system. The deposit insurance system was implemented through the creation of a fund named Fondo de Garantía de los Depósitos (“FGD”), which is administered by Seguros de Depósitos S.A. (“Sedesa”). The shareholders of Sedesa are the Government, through the BCRA, which holds at least one share, and a trust constituted by the financial institutions which participate in the fund. The BCRA establishes the extent of participation by each institution in proportion to the resources contributed by each such institution to the FGD. Banks must contribute to the FGD on a monthly basis in an amount that is currently equal to 0.015% of the monthly average of daily balances of such institution’s deposits (both Peso- and foreign currency-denominated).
In addition, when the contributions to the FGD reach the greater of Ps.2 billion or 5.0% of total deposits, the BCRA may suspend or reduce the monthly contributions and reinstate the same when contributions fall below such required level.
The deposit insurance system covers all Peso and foreign currency deposits held in demand deposit accounts, savings accounts, and time deposits for an amount up to Ps.25,000,000 per person, account, and deposit. Certain deposits are not covered by the guarantee of the deposit insurance system, such as deposits received at rates higher than the reference rate in accordance with the limits established by the BCRA, deposits acquired by endorsement, and those made by persons related to the financial institution (as defined by BCRA regulations).
The guarantee provided by the deposit insurance system must be made effective within 30 days from the revocation of the license of a financial institution, subject to the outcome of the exercise by depositors of their priority rights described under “—Priority Rights of Depositors” below. The BCRA may modify, at any time, and with general scope, the amount of the mandatory deposit guarantee insurance.
Decree No.1292/96 enhanced Sedesa’s functions by allowing it to provide equity capital or make loans to Argentine financial institutions experiencing difficulties and to institutions that buy such financial institutions or their deposits. As a result of such decree, Sedesa has the flexibility to intervene in the restructuring of a financial institution experiencing difficulties prior to bankruptcy.
Debt securities issued by banks are not covered by the deposit insurance system.
Priority Rights of Depositors
According to section 49(e) of the FIL, in the event of a judicial liquidation or the bankruptcy of a financial entity, the holders of deposits in Pesos and foreign currency benefit from a general priority right to obtain repayment of their deposits up to the amount set forth below, with priority over all other creditors, with the exception of the following: (i) deposits secured by a mortgage or pledge, (ii) rediscounts and overdrafts provided to financial entities by the BCRA, according to section 17 subsections (b), (c) and (f) of the BCRA Charter, (iii) credits provided by the Banking Liquidity Fund, which was created by Decree No. 32, dated December 26, 2001, secured by a mortgage and pledge and (iv) certain labor credits, including accrued interest until the date of their total repayment.
The holders of the following deposits are entitled to the general preferential right established by the FIL (following this order of preference):
deposits of individuals or entities up to Ps.50,000, or the equivalent thereof in foreign currency, with only one person per deposit being able to use this preference. For the determination of this preference, all deposits of the same person registered by the entity are computed;
deposits in excess of Ps.50,000, or the equivalent thereof in foreign currency, referred to above;
liabilities originated on commercial credit lines provided to the financial entity, which are directly related to international trade.
According to the FIL, the preferences set forth in previous paragraphs (i) and (ii) above are not applicable to deposits held by persons who are affiliates of the financial entity, either directly or indirectly as determined by the BCRA.
In addition, pursuant to Section 53 of the FIL, the BCRA has an absolute priority over all other creditors of the entity, except as provided by the FIL.
Deposit and Loans in Housing Units
In order to facilitate access to mortgage loans, through Communication “A” 5945, dated as of April 8, 2016, and complementary regulations, the BCRA established a new type of loan denominated in Acquisition Value Units (Unidades de Valor Adquisitivo or “UVAs”). The value of such units will be updated using the Reference Stabilization Coefficient through Communication “A” 7995. The initial value of the UVA was Ps.14.05, and as of December 31, 2024, it was Ps.1,300.85.
Financing Loans for Economic Development
The BCRA enacted several communications, by means of which it implemented several policies to promote economic development and productivity in Argentina. Among others, the required minimum cash to be held by financial institutions (as above explained) is reduced in certain cases, among others, the following:
(i)by taking into account the share of financing to small and medium companies in Pesos as a percentage of total financing to the non-financial private sector –in the same amount– in the same period, according to certain percentages established by the BCRA.
(ii)by 40% of the amount of financing in Pesos that the entity granted since February 1, 2022 under the “Ahora 12” Program, both directly and indirectly (through non-financial companies issuing credit cards at a rate interest rate of up to 17%); by 30% of the amount of financing in Pesos that the entity granted under the “Cuota Simple” Program on or before March 21, 2024; and by 15% of the amount of financing in Pesos that the entity granted under the “Cuota Simple” Program after March 22, 2024. These deductions may not exceed 8% of the concepts in Pesos subject to requirement, on average, of the month prior to the calculation.
(iii)The requirement is reduced based on cash withdrawals made through the entity’s ATMs, giving greater consideration to withdrawals made at ATMs located in locations with less economic activity.
(iv)in an amount equivalent to 40% of the sum of outstanding financing granted in local currency to small and medium companies (PyME), provided such financing is granted according to the provisions set forth in Sections 4.1 and 5.1.1 of the “Financing Line for the Productive Investment of MSME’s” BCRA’s rules.
The required minimum cash to be held by financial institutions might also be reduced in other specific cases established by the BCRA (such as in the case of certain financings in Pesos granted as of April 1, 2021, to individuals and MSMEs that have not been reported by financial institutions in the BCRA’s “Central of debtors of the financial system” (CENDEU) as of December 2020).

Financial Institutions with Economic Difficulties
The FIL establishes that financial institutions, including commercial banks such as Banco Galicia, which do not meet certain minimum cash reserve requirements, have not complied with certain required technical standards, including minimum capital requirements, or whose solvency or liquidity is deemed to be impaired by the BCRA, must submit a restructuring plan to the BCRA. Such restructuring plan must be presented to the BCRA on the date specified by the BCRA, which should not be later than 30 calendar days from the date on which the request is made by the BCRA. In order to facilitate the implementation of a restructuring plan, the BCRA is authorized to provide a temporary exemption from compliance with technical regulations and/or the payment of charges and fines that arise from such non-compliance.
The BCRA may also, in relation to a restructuring plan presented by a financial institution, require such financial institution to provide guarantees or limit the distribution of profits, and appoint a supervisor, to oversee such financial institutions’ management, with the power to veto decisions taken by the financial institution’s corporate authorities.
In addition, the BCRA’s charter authorizes the Superintendency, subject only to the prior approval of the president of the BCRA, to suspend for up to 30 days, in whole or in part, the operations of a financial institution if its liquidity or solvency have been adversely affected. Notice of this decision must be given to the board of directors of the BCRA. If at the end of such suspension period the Superintendency considers renewal necessary, such renewal can only be authorized by the board of directors of the BCRA for an additional period not to exceed 90 days. During the suspension period: (i) there is an automatic stay of claims, enforcement actions and precautionary measures; (ii) any commitment increasing the financial institution’s liabilities is void; and (iii) acceleration of indebtedness and interest accrual is suspended.
If, in the judgment of the BCRA, a financial institution is in a situation which, under the FIL, would authorize the BCRA to revoke the financial institution’s license to operate as such, the BCRA may, prior to considering such revocation, order a variety of measures, including (i) taking steps to reduce, increase or sell the financial institution’s capital; (ii) revoking the approval granted to the shareholders of the financial institution to own an interest therein, giving a term for the transfer of such shares; (iii) excluding and transferring assets and liabilities; (iv) constituting trusts with part or all the financial institution’s assets; (v) granting of temporary exemptions to comply with technical regulations and/or pay charges and fines arising from such defective compliance; or (vi) appointing a bankruptcy trustee and removing statutory authorities.
Furthermore, any actions authorized, commissioned or decided by the BCRA under Section 35 of the FIL involving the transfer of assets and liabilities, or complementing such transfers, or that are necessary to execute the restructuring of a financial institution, as well as those related to the reduction, increase or sale of equity, are not subject to any court authorization and cannot be deemed inefficient in respect of the creditors of the financial institution which was the owner of the excluded assets, even though its insolvency preceded any such actions.
Dissolution and Liquidation of Financial Institutions
The BCRA must be notified of any decision to dissolve a financial institution pursuant to the FIL. The BCRA, in turn, must then notify a court of competent jurisdiction, which will determine who will liquidate the entity: the corporate authorities (extrajudicial liquidation) or an appointed independent liquidator (judicial liquidation). This determination is based on whether or not sufficient assurances exist regarding the ability of such corporate authorities to carry out the liquidation properly.
Pursuant to the FIL, the BCRA no longer acts as liquidator of financial institutions. However, when a restructuring plan has failed or is not considered viable, local, and regulatory violations exist, or substantial changes have occurred in the financial institution’s condition since the original authorization was granted, the BCRA may decide to revoke the license of the financial institution to operate as such. In this case, the law allows judicial or extrajudicial liquidation as in the case of voluntary liquidation described in the preceding paragraph.

The bankruptcy of a financial institution cannot be adjudicated until the license is revoked by the BCRA. No creditor, with the exception of the BCRA, may request the bankruptcy of the former financial institution before 60 calendar days have elapsed since the revocation of its license.
Argentine Credit Card Regulation
The Credit Cards Law establishes the general framework for credit card activities, among other regulations. This law was amended by Decree No. 70/2023, dated December 21, 2023, pursuant to which:
1.The credit card system was defined as a set of individual contracts, removing the adjectives “complex and systematized.”
2.The definition of “issuer” was modified, establishing that any entity can be an issuer as long as it is provided for in its corporate purpose.
3.The identification instrument (i.e. credit card) can be physical or virtual.
4.The prohibition of setting fees or differentiated charges between businesses of the same category or concerning similar products or services was removed.
5.The cap on fees charged to businesses for credit and debit card transactions was also removed, as well as the crediting period for the latter.
6.Issuers shall disclose to the public the financing rate applied to the credit card system.
7.The limit that existed for punitive interest was removed, stating that they cannot be capitalized interests.
8.The issuer must prepare and send monthly statements, preferably electronically. The obligation to have a copy of the statement available at the issuing branch of the card was removed.
9.The need to obtain prior approval of the contract from the regulatory authority was removed.
10.Various provisions of the Credit Card Law were eliminated, such as those related to user identification on the credit card; the content and wording of the contract; the perfection of the contractual relationship; the request for card issuance; nullities related to imposing a fixed amount for late payment of the statement and additions not authorized by the regulatory authority; the BCRA’s power to impose sanctions on issuers who do not report rates or violate the level of rates to be applied; the issuer’s obligation to provide businesses with identification materials, the regime on losses and thefts, and card cancellations; the obligation to provide electronic terminals for businesses; the prohibition of reporting to databases and personal backgrounds when obligations have not been canceled, and the obligation on issuers to monthly report their offers to the Federal Secretariat of Commerce, and the consequent power of the BCRA to impose sanctions in case of non-compliance with this obligation.
The BCRA has issued regulations to enforce public disclosure of companies’ pricing (fees and interest rates) to ensure consumer awareness of such pricing. All applicable regulations are included in the rules of “Interest Rate” of the BCRA.
PRINCIPAL SHAREHOLDERS
As of December 31, 2024, our capital structure was made up of Class A ordinary shares, each of which is entitled to five votes and Class B ordinary shares, each of which is entitled to one vote. As of December 31, 2024, we had 1,588,513,701 shares outstanding composed of 281,221,650 Class A ordinary shares and 1,307,292,051 Class B ordinary shares.
Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación Banco de Galicia y Buenos Aires. As of December 31, 2024, the controlling shareholders owned 100% of our Class A ordinary shares through EBA Holding (representing 17.7% of our total outstanding shares) and 8.0% of our Class B ordinary shares (or 6.6% of our total outstanding shares), and therefore directly and indirectly owning 24.3% of our total shares and 55.7% of total votes.

Based on information that is available to us, the table below sets forth, as of December 31, 2024, the number of our Class A ordinary and Class B ordinary shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.
Class A Ordinary Shares

Name	Class A Ordinary Shares	% of Class A Ordinary Shares	% of Total Votes
EBA Holding S.A.	281,221,650 Class A ordinary shares	100	51.8
Class B Ordinary Shares

Name	Class B Ordinary Shares	% of Class B Ordinary Shares	% of Total Votes
The Bank of New York Mellon (1)	513,009,100 Class B ordinary shares	41.8	20.1
ANSES	266,939,279 Class B ordinary shares	20.4	9.8
EBA Holding Shareholders (2)	105,894,590 Class B ordinary shares	8.0	3.9
HSBC Bank plc	113,821,610 Class B ordinary shares	8.8	4.2
(1)    Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York Mellon is 101 Barclay Street, New York 10286, and the country of organization is the United States.
(2)    No member holds more than 2.0% of the capital stock. Such holding includes 1,000,000 shares in the form of ADSs.
Members of the three controlling families have owned the majority of the issued share capital of Banco Galicia since 1959. Members of the Escasany family have been on the board of directors of Banco Galicia since 1923. The Ayerza and Braun families have been represented on Banco Galicia’s board of directors since 1943 and 1947, respectively. Currently, there are six members of these families on our Board of Directors.
On September 13, 1999, the controlling shareholders of Banco Galicia formed EBA Holding S.A., an Argentine corporation, which is 100% owned by our controlling shareholders. EBA Holding holds 100% of our Class A ordinary shares.
Currently, EBA Holding only has class A shares outstanding, each of which has five votes per share. EBA Holding’s bylaws provide for certain restrictions on the sale or transfer of its class A shares. While the class A BOYshares of EBA Holding may be transferred to any other class A shareholder of EBA Holding, any transfer of such class A shares to third parties would automatically result in the conversion of the sold shares into class B shares of EBA Holding having one vote per share. In addition, EBA Holding’s bylaws contain rights of first refusal, buy-sell provisions and tag-along rights.
As of December 31, 2024, we had 283 identified U.S. record shareholders (not considering BNYM), of which 183 held our Class B ordinary shares and 100 held ADSs. Such U.S. holders, in the aggregate, held approximately 337 million of our Class B ordinary shares, representing approximately 21.24% of our total outstanding capital stock as of such date.

TAXATION
The following is a summary of the principal Argentine and U.S. federal income tax consequences arising from the receipt, exercise and expiration of the subscription rights pursuant to the rights offering (the “Rights”), as well as the acquisition, ownership and disposition of our Class B ordinary shares and ADSs pursuant to an exercise of the Rights. This summary is based on Argentine and U.S. federal income tax laws, as well as the regulations as of the date of this annual report. Further, this summary is subject to any subsequent changes in laws and regulations that may come into effect after this date. Any change could apply retroactively and could affect the continued validity of this summary. This summary does not constitute legal advice or a legal opinion with respect to the transactions that the holders of the Rights or our Class B ordinary shares or ADSs may enter into. This summary is only a brief description of certain (but not all) aspects of the Argentine and U.S. federal income tax systems, as they relate to the receipt, exercise and expiration of the Rights or the acquisition, ownership and disposition of our Class B ordinary shares and ADSs pursuant to an exercise of the Rights. In addition, although the Company believes that the following summary is a reasonable interpretation of the current taxation rules and regulations, Grupo Galicia cannot assure that the applicable authorities or tribunals will agree with all, or any of the tax consequences outlined below. Currently, there is no tax treaty between the United States and Argentina.

Material Argentine Tax Considerations

Through the latest tax reforms, it was confirmed that ADSs generate Argentine-sourced income. However, non-resident individuals or foreign companies are exempt from income tax on capital gains from the sale of ADSs or Class B ordinary shares, provided they do not reside in non-cooperative jurisdictions and the funds are not from such jurisdictions.

Taxation of Dividends

Dividends (other than stock dividends) generated as from January 1, 2018 paid by local entities, whether in kind or cash, to individuals, undivided estates, and foreign entities are subject to a withholding tax at a rate of 7%.

Taxation of Capital Gains

Capital gains derived by non-resident individuals or foreign companies from the sale, exchange or other disposition of ADSs or Class B ordinary shares are exempt from income tax, as long as such beneficiaries do not reside in non-cooperative jurisdictions and the invested funds do not come from non-cooperative jurisdictions. It is important to note that the United States has never been included in the list of non-cooperative jurisdictions. Although this list is regularly updated by the Executive Branch, the United States is not expected to be included in such a list.

In case the above exemption is not available, capital gains derived from the sale, exchange or other disposition of Class B ordinary shares or ADSs are subject to income tax at a rate of 35% on the presumed net income determined under the Argentine income tax law (i.e., 90%), which results in an effective rate of 31.5% of the sale price, subject to change depending on whether an appliable double taxation treaty exists. The seller would be responsible for paying the corresponding tax (either directly from abroad or through a legal representative in Argentina), unless the buyer is an Argentine resident, in which case the buyer must withhold the tax upon payment of the sale price.

In the case of individuals residing in Argentina and undivided estates located in Argentina, gains derived from the sale, exchange or other disposition of ADSs or Class B ordinary shares, would be subject to an income tax of 15% for the effective net income derived from the sale. However, the transfer of the ADSs or Class B ordinary shares would be exempt from income tax to the extent that: such transfers (a) involve a public offering placement authorized by the CNV; and/or (b) have been carried out in markets authorized by the CNV under segments that ensure price-time priority and by interference of offers; and/or (c) are carried out through a public acquisition and/or exchange offer authorized by the CNV.

Finally, net capital gains from the sale, exchange or other dispositions of ADSs or Class B ordinary shares, obtained by Argentine corporations or similar entities will be subject to income tax, at the applicable sliding scale (with a maximum rate: of 35%), like any other gain.

Holders of ADSs or Class B ordinary shares are advised to consult with their own tax advisors with regards to the tax consequences that may arise from holding ADSs or Class B ordinary shares.

Personal Assets Tax
Individuals residing in Argentina and undivided estates located in Argentina will be subject to an annual tax in respect of assets located in Argentina and abroad as of December 31 of each year. Applicable wealth tax scales and minimum non-taxable asset values are annually updated.

Individuals residing abroad and undivided states located abroad will pay the tax only in respect of the assets they hold in Argentina, at a 0.5% rate. In the case of individuals residing abroad and undivided states located abroad, the tax will be paid by the individuals or entities domiciled in Argentina which, as of December 31 of each year, hold the joint ownership, possession, use, enjoyment, deposit, safekeeping, custody, administration or tenure of the assets located in Argentina and subject to the tax belonging to the individuals domiciled abroad.

There is an exceptional mechanism to collect the personal assets tax on shares issued by companies ruled by the Argentine Corporations Law, which ownership belongs to individuals residing in Argentina or abroad, and foreign companies or entities. In the case of foreign companies or entities, it will be assumed, without admitting any proof to the contrary, that these shares ultimately belong to individuals residing abroad.

The tax must be assessed and paid by those companies ruled by the Corporations Law at the rate of 0.5% on the value of the shares or equity interest. The valuation of the shares, whether listed or not, must be made according to their proportional equity value. These companies may eventually seek reimbursement from the direct owner of the shares, in respect of any amounts paid to the Argentine tax authorities as a personal asset tax. Grupo Financiero Galicia may seek reimbursement for the tax paid, when not withheld from dividends.

Other Taxes

There are no Argentine federal inheritance, succession or gift taxes applicable to the ownership, transfer or disposition of ADSs or Class B ordinary shares. There are no Argentine stamps, issue, registration or similar taxes or duties payable by holders of ADSs or Class B ordinary shares.

Deposit and Withdrawal of Class B ordinary shares in Exchange for ADSs

No Argentine tax is imposed on the deposit or withdrawal of Class B ordinary shares in exchange for ADSs.

Agreement between the Government of the Argentine Republic and the Government of the United States of America to improve international tax compliance and to implement FATCA

On December 5, 2022, officials from Argentina and the United States signed an Intergovernmental Agreement (IGA) to facilitate implementation of the U.S. Foreign Account Tax Compliance Act (FATCA) through domestic reporting and automatic exchange of information. This IGA, which covers both individuals and corporate entities, enables the reciprocal exchange of certain financial account information between the United States and Argentina, while helping to ensure appropriate data protection. The IGA entered force in January 2023. According to the IGA, the Argentine tax administration will now receive from its U.S. counterpart – the IRS – information on accounts opened in financial institutions in the United States belonging to individuals that are residents in Argentina. The IRS will receive from the Argentine tax administration information related to accounts opened in Argentine financial entities belonging to U.S. residents.

Material United States Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences of the receipt, exercise and expiration of the Rights pursuant to the rights offering, as well as the acquisition, ownership and disposition of Class B ordinary shares or ADSs pursuant to an exercise of the Rights. This summary does not purport to address all the U.S. federal income tax considerations that may be relevant to the receipt, exercise and expiration of the Rights by a particular holder (including consequences under the alternative minimum tax) or a decision to purchase, own or dispose of Class B ordinary shares or ADSs pursuant to an exercise of the Rights. This summary applies only to holders that receive Rights pursuant to the rights offering or acquire Class B ordinary shares or ADSs pursuant to an exercise of the Rights and that hold the Rights, Class B ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not address tax consequences to all categories of investors, some of which (such as dealers or traders in securities or currencies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, banks and certain other financial institutions, insurance companies, persons that received Class B ordinary shares or ADSs as compensation for the performance of services, persons owning (or deemed to own for U.S. federal income tax purposes) 10% or more (by voting power or value) of our shares, U.S. Holders (as defined below) whose functional currency is not the Dollar, persons that hold the Class B ordinary shares or ADSs as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction for U.S. federal income tax purposes, and individual retirement accounts and other tax deferred accounts) may be subject to special tax rules. This summary does not address the U.S. federal estate and gift tax consequences of the receipt, exercise and expiration of the Rights or the acquisition, ownership and disposition of Class B ordinary shares or ADSs pursuant to an exercise of the Rights. Moreover, the summary below does not address the U.S. state, local or non-U.S. income or other tax consequences of the receipt, exercise and expiration of the Rights or an investment in Class B ordinary shares or ADSs, or any aspect of U.S. federal taxation other than income taxation.

This summary (i) is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case, as of the date hereof, and (ii) is based in part on representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Rights, Class B ordinary shares or ADSs that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if such trust validly elects to be treated as a United States person for U.S. federal income tax purposes or if (a) a United States court can exercise primary supervision over its administration and (b) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Rights, Class B ordinary shares or ADSs, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences of receiving, exercising and disposing of Rights or acquiring, owning and disposing of Class B ordinary shares or ADSs pursuant to an exercise of the Rights.

Each prospective purchaser should consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of receiving, exercising and disposing of Rights or acquiring, owning and disposing of Class B ordinary shares or ADSs pursuant to an exercise of the Rights.

U.S. Federal Income Tax Considerations Applicable to the Rights

Receipt of the Rights

Under Section 305 of the Code, a shareholder who receives a Right will, if such receipt is treated as a “disproportionate distribution” within the meaning of Section 305 of the Code, be treated as having received a taxable distribution in an amount equal to the value of such Right. In general, a shareholder who receives a Right will be treated as having received a “disproportionate distribution” (and thus a taxable distribution) if a shareholder’s proportionate interest in the earnings and profits or assets of the corporation is increased, and any other shareholder receives a distribution (or a deemed distribution) of cash or other property. While the issue is not free from doubt, Grupo Financiero Galicia believes that the receipt of Rights by a U.S. Holder should not be treated as a “disproportionate distribution” under Section 305(b) of the Code. However, due to the uncertainties in the application of Section 305 of the Code, there can be no assurance that such treatment will not be challenged by the IRS or, if challenged, upheld. Additionally, if, within the 36 months following the offering, Grupo Financiero Galicia makes a distribution solely with respect to a class of shares other than the Class B ordinary shares, such distribution may retroactively cause the distribution of Rights to be treated as a taxable distribution. Grupo Financiero Galicia currently does not expect to make a distribution solely with respect to a class of shares other than Class B ordinary shares, but no assurance can be provided that it will not do so in the future.

If the distribution of Rights were treated as a taxable distribution, the fair market value of the Rights a U.S. Holder receives would be taxable to such U.S. Holder as a dividend. The U.S. Holder’s tax basis in such Right would equal the amount of the dividend. For further disclosure on taxation of dividends, see “—Taxation of Distributions.” The balance of the discussion below assumes that the distribution of Rights will not be a taxable distribution.

Basis of the Rights

If the fair market value of the Rights received by a U.S. Holder is less than 15% of the fair market value of the existing ADSs held by such U.S. Holder with respect to which the Rights were distributed on the date of distribution, the Rights will be allocated a zero basis for U.S. federal income tax purposes, unless the U.S. Holder affirmatively elects to allocate basis in proportion to the relative fair market values of its existing ADSs, on the one hand, and the Rights received, on the other hand (as determined on the date of distribution). This irrevocable election must be made in the tax return for the taxable year in which the Rights are received, and will apply to all Rights received by the U.S. Holder pursuant to the rights offering. On the other hand, if the fair market value of the Rights received by a U.S. Holder is 15% or greater than the fair market value of existing ADSs held by such U.S. Holder, respectively, with respect to which the Rights were distributed on the date of distribution, then the basis in the U.S. Holder’s existing ADS must be allocated between its existing ADSs, on the one hand, and the Rights, on the other hand, in proportion to their fair market values (as determined on the date of distribution). The fair market value of the Rights on the date the Rights will be distributed is uncertain, and Grupo Financiero Galicia has not obtained, and does not intend to obtain, an appraisal of the fair market value of the Rights on that date.

Exercise of the Rights

The exercise of a Right by, or on behalf of, a U.S. Holder will not be a taxable transaction for U.S. federal income tax purposes. The basis of each new ADS acquired upon exercise of the Right will equal the sum of the U.S. dollar value of the applicable subscription price and the U.S. Holder’s tax basis (as determined above), if any, in the Right exercised. The holding period of the new ADSs shall begin on the day the Rights are exercised.

If, at the time of the receipt or exercise of the Right, the U.S. Holder no longer holds the ADSs with respect to which the Right was distributed, then certain aspects of the tax treatment of the receipt and exercise of the Right are unclear, including (1) the allocation of the tax basis between the ADSs previously sold and the Right, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the ADSs previously sold, and (3) the impact of such allocation on the tax basis of the new ADSs acquired upon exercise of the Right. U.S. Holders who exercise a Right received in the rights offering after disposing of the ADSs with respect to which the Right is received, should consult their own tax advisor.

Expiration of the Rights

The Rights may not be sold, transferred or assigned. In the event the Rights expire without being exercised, the Rights will be deemed to have a zero basis and, therefore, the U.S. Holder will not recognize any loss upon the expiration of the Rights, and the U.S. Holder should re-allocate any portion of the tax basis in the U.S. Holder’s existing ADSs previously allocated to the Rights that have expired to their existing ADSs.

U.S. Federal Income Tax Considerations Applicable to the Class B Ordinary Shares and ADSs

Ownership of ADSs in General

In general, for U.S. federal income tax purposes, holders that are beneficial owners of ADSs will be treated as the beneficial owners of the Class B ordinary shares represented by such ADSs.

The Internal Revenue Service (the “IRS”) has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, U.S. Holders should be aware that the discussion below regarding the availability of foreign tax credits for Argentine withholding tax on dividends paid with respect to Class B ordinary shares represented by ADSs could be affected by future action taken by the IRS. The rules relating to computing foreign tax credits and deducting foreign taxes are extremely complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits with respect to any Argentine income taxes withheld from a dividend on the Class B ordinary shares or ADSs.

Taxation of Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, for U.S. federal income tax purposes, the gross amount of distributions of cash with respect to the Class B ordinary shares or ADSs (including any amounts withheld in respect of Argentine taxes) generally will, to the extent made from Grupo Financiero Galicia’s current or accumulated earnings and profits as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. To the extent that a distribution by Grupo Financiero Galicia exceeds the amount of its earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Class B ordinary shares or ADSs, and thereafter as capital gain. However, Grupo Financiero Galicia does not maintain calculations of our earnings and profits under U.S. federal income tax principles. U.S. Holders should therefore assume that any distribution by Grupo Financiero Galicia with respect to Class B ordinary shares or ADSs will be reported as ordinary dividend income for U.S. federal income tax purposes. In general, cash dividends (including amounts withheld in respect of Argentine taxes) paid with respect to:

–the Class B ordinary shares generally will be included in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder; or
–the Class B ordinary shares represented by ADSs generally will be included in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the Depositary;
and, in either case, these dividends will not be eligible for the dividends received deduction allowed to corporations.

Dividends paid by Grupo Financiero Galicia in respect of ADSs generally will be treated as “qualified dividend income,” which is taxable to a non-corporate U.S. Holder at the reduced rate normally applicable to long-term capital gains, provided that (i) the ADSs are readily tradable on an established securities market in the United States (such as the NASDAQ, on which the ADSs are currently listed), (ii) in the year prior to the year in which the dividend was paid Grupo Financiero Galicia was not, and in the year in which the dividend is paid Grupo Financiero Galicia is not, a passive foreign investment company (a “PFIC”), and (iii) certain other requirements are met. The ADSs (but not the Class B ordinary shares) may qualify as readily tradable on an established securities market in the United States as long as they are listed on the NASDAQ. See “Passive Foreign Investment Companies” below for a discussion of the PFIC rules. Dividends paid by Grupo Financiero Galicia in respect of Class B ordinary shares will be subject to tax as ordinary dividend income.

In addition, the U.S. Treasury Department has indicated that it continues to consider whether detailed information reporting guidance is necessary pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. However, no such detailed procedures have yet been issued and therefore Grupo Financiero Galicia is not certain that it will be able to comply with them. U.S. Holders should consult their own tax advisors regarding the availability of the reduced rate discussed above with respect to qualified dividend income in light of their own particular circumstances.

Dividends paid in Pesos will be included in the gross income of a U.S. Holder in an amount equal to the Dollar value of the Pesos on the date of receipt by the U.S. Holder, in the case of Class B ordinary shares, or the Depositary, in the case of ADSs, regardless of whether the payment is in fact converted to Dollars. Any gains or losses resulting from currency exchange fluctuations between the date the dividend payment is included in the gross income of a U.S. Holder and the date the Pesos are converted into Dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss, as the case may be, of a U.S. Holder.

Dividends received by a U.S. Holder with respect to the Class B ordinary shares or ADSs will be treated as non-U.S. source income, which may be relevant in calculating such U.S. Holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Argentine tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific categories of income. For this purpose, dividend income with respect to Class B ordinary shares or ADSs should generally constitute “passive category income”, or in the case of certain U.S. Holders, “general category income”. The rules governing the foreign tax credit are complex. Prospective holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Capital Gains

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” U.S. Holders generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or other taxable disposition of Class B ordinary shares or ADSs in an amount equal to the difference between such U.S.

Holder’s adjusted tax basis in the Class B ordinary shares or ADSs and the amount realized on their sale or other taxable disposition, in each case as determined in Dollars. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate for ordinary income (other than certain dividends) if the U.S. Holder’s holding period in the Class B ordinary shares or ADSs exceeds one year at the time of the sale or exchange. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of Class B ordinary shares or ADSs, unless such credit can be applied (subject to applicable limitations) against taxes due on other income treated as derived from non-U.S. sources. Certain limitations apply to the ability to deduct capital losses for U.S. federal income tax purposes.

A U.S. Holder’s initial tax basis and holding period in the ADSs acquired pursuant to the exercise of the Rights will be as described above under “—U.S. Federal Income Tax Considerations Applicable to the Rights—Exercise of the Rights.”

With respect to the sale or exchange of Class B ordinary shares or ADSs, the amount realized generally will be the Dollar value of the payment received, before reduction for any Argentine taxes withheld therefrom, determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the Class B ordinary shares or ADSs are treated as traded on an “established securities market”, an accrual basis taxpayer may elect to determine the Dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. The election by an accrual basis U.S. Holder discussed above to use the settlement date for purposes of determining basis and the amount realized must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to certain look-through rules, either (1) at least 75 percent of its gross income is “passive income” or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

The application of the PFIC rules is unclear both generally and specifically with respect to banks. Although interest income generally is treated as passive income for this purpose, the Internal Revenue Service (the “IRS”) has issued a notice and certain proposed Treasury Regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the “Active Bank Exception”). However, the IRS notice and proposed Treasury Regulations are inconsistent in certain respects. Because final Treasury Regulations have not been issued, there can be no assurance that Grupo Financiero Galicia or its subsidiaries will satisfy the Active Bank Exception for any given taxable year.

Based on certain estimates of its gross income and gross assets (which estimates are inherently imprecise), the nature of its business, and reliance on the Active Bank Exception, Grupo Financiero Galicia believes that it was not a PFIC for the taxable year ended December 31, 2024, and does not expect to be classified as a PFIC for the foreseeable future, but there can be no assurance that Grupo Financiero Galicia will not be considered a PFIC for any taxable year. Grupo Financiero Galicia’s status in future years will depend on its assets and activities in those years (including the impact of the Acquisition on its assets and activities). If Grupo Financiero Galicia were a PFIC, a U.S. Holder of Class B ordinary shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the Class B ordinary shares or ADSs.

If Grupo Financiero Galicia were a PFIC, a U.S. Holder of Class B ordinary shares or ADSs could make a variety of elections that may alleviate certain of the adverse tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the Class B ordinary shares or ADSs. U.S. Holders should consult their own tax advisors regarding the tax consequences and filing requirements that would arise if Grupo Financiero Galicia were treated as a PFIC.

Reporting Requirements

Non-corporate U.S. Holders, including individuals, that hold “specified foreign financial assets”, as defined in the Treasury Regulations (which may include Class B ordinary shares or ADSs), other than in an account at a U.S. financial institution or the U.S. branch of a non-U.S. financial institution, are required to report certain information relating to such assets. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this and any other reporting requirements on their ownership and disposition of Class B ordinary shares or ADSs. Failure to comply with applicable reporting requirements could result in the imposition of substantial penalties.

Backup Withholding and Information Reporting

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain holders of stock.

Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or other taxable disposition of, Class B ordinary shares or ADSs made within the United States, or by a U.S. payer or U.S. middleman, to a holder of Class B ordinary shares or ADSs (other than an exempt recipient, such as a payee that is not a United States person and that provides an appropriate certification).

Payments of dividends on, or proceeds from the sale or other taxable disposition of, Class B ordinary shares or ADSs within the United States, or by a U.S. payer or U.S. middleman, to a U.S. Holder (other than an exempt recipient, such as a payee that is not a United States person and that provides an appropriate certification) will be subject to backup withholding if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of Class B ordinary shares or ADSs.

Medicare Tax on Investment Income

Certain U.S. Holders that are individuals, estates or trusts are required to pay a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for the taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. Net investment income includes, among other things, dividends and capital gains from the sale or other disposition of Class B ordinary shares or ADSs.

THE ABOVE SUMMARIES ARE NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE RECEIPT, EXERCISE OR EXPIRATION OF RIGHTS OR THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CLASS B ORDINARY SHARES OR ADSs PURSUANT TO AN EXERCISE OF THE RIGHTS. PROSPECTIVE HOLDERS SHOULD CONSULT AN INDEPENDENT TAX ADVISOR CONCERNING THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

PLAN OF DISTRIBUTION
We are distributing ADS subscription forms and copies of this prospectus supplement and the accompanying prospectus to those persons who were holders of ADSs as of the record date, as soon as practicable after the record date. We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of subscription rights in the rights offering and no commissions, fees or discounts will be paid in connection with the rights offering.
Delivery of Subscription Rights
As soon as practicable after the record date, we will distribute the subscription rights, ADS subscription forms and copies of this prospectus supplement and the accompanying prospectus to individuals who owned ADSs as of the record date. If your ADSs are held in an account with a broker or other securities intermediary, then you should instruct that intermediary to act on your behalf. If you are the record holder of ADSs, then you should send your subscription documents and subscription payment to the rights agent at the address provided below. If sent by mail, we recommend that you send documents and payments of subscription price by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the rights agent. Do not send or deliver these materials or monies to us.

By Mail:
The Bank of New York Mellon
Attn: Voluntary Corporate Actions, COY: GGAB
P.O. Box 43011
Providence, RI 02940-3011

By Overnight Courier:
The Bank of New York Mellon
Attn: Voluntary Corporate Actions, COY: GGAB
150 Royall Street, Suite V
Canton, MA 02021

We have not entered into any agreements regarding stabilization activities with respect to our securities. If you have any questions, you should contact our information agent at:
Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Shareholders, Banks and Brokers
Toll Free from within the United States: 833-880-5888 or
(502) 954-0774 for international holders

We have agreed to pay the customary fees and expenses of the rights agent in relation to the rights offering. We estimate that our total expenses in connection with the rights offering will be approximately Ps.467 million ($0.48 million).
Other than as described herein, we do not know of any existing agreements between any shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Class B ordinary shares and ADSs.

LEGAL MATTERS
Certain legal matters with respect to Argentine law will be passed upon for us by our Argentine counsel, Estudio Beccar Varela. Certain legal matters with respect to U.S. and New York law will be passed upon for us by Gibson Dunn & Crutcher LLP.
EXPERTS
The consolidated financial statements incorporated in this prospectus supplement by reference to Grupo Galicia’s Current Report on Form 6-K dated November 26, 2024 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 20-F of Grupo Galicia for the year ended December 31, 2023 have been so incorporated in reliance on the report of Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS
[to come from the F-3 filed on November 26, 2024]

60

17,740,040 Class B Ordinary Shares,
including Class B Ordinary
Shares represented by American
Depositary Shares
Subscription Rights to Purchase Class B Ordinary Shares represented by American Depositary Shares
PROSPECTUS SUPPLEMENT